SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
------------------------------------------------------------------------------
-------------------------------------------------------------

SCHEDULE 14D-1
Tender Offer Statement Pursuant to Section 14(d)(1)
of the Securities Exchange Act of 1934
------------------------------------------------------------------------------
-------------------------------------------------------------

BOSTON FINANCIAL TAX CREDIT FUND VIII, A LIMITED PARTNERSHIP
(Name of Subject Company)

OLDHAM INSTITUTIONAL TAX CREDITS LLC
 (Bidder)


UNITS
(Title of Class
of Securities)

10065E100
(CUSIP Number of Class
of Securities)

------------------------------------------------------------------------------
-------------------------------------------------------------
Michael H. Gladstone, Esq.
c/o Boston Financial Securities, Inc.
101 Arch Street
Boston, MA  02110
(617) 439-3911

Copies to:

Joseph T. Brady, Esq.
Peabody & Brown
101 Federal Street
Boston, MA  02110
(617) 345-1000

 (Name, Address and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee
------------------------------------------------------------------------------
-------------------------------------------------------------

Transaction Valuation*                  Amount of Filing Fee

     $7,300,000                                $1,460


------------------------------------------------------------------------------
-----------------------------------------------

	*For purposes of calculating the filing fee only. This amount assumes the purchase of 9,125 Units of limited partnership interests ("Units") of the subject company for $800 per Unit in cash.

{ } 	Check box if any part of the fee is offset as provided by Rule 0-
11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount previously paid:  N/A

Filing party:  N/A








Cusip No.:10065E100
14D-1
Page



------------------------------------------------------------------------------
-----------------------------------------------
1.	Name of Reporting Person
	 S.S. or I.R.S. Identification No. of Above Person

		OLDHAM INSTITUTIONAL TAX CREDITS LLC
------------------------------------------------------------------------------
----------------------------------------------
2.	Check the Appropriate Box if a Member of a Group
	 (See Instructions)
	(a)  { }
 	(b)  {X}
------------------------------------------------------------------------------
-----------------------------------------------
3.	SEC Use Only

------------------------------------------------------------------------------
-----------------------------------------------
4.	Sources of Funds (See Instructions)

	AF; BK

------------------------------------------------------------------------------
-----------------------------------------------
5.	Check Box if Disclosure of Legal Proceedings is Required
	Pursuant to Item 2(e) or 2(f)
	{ }
------------------------------------------------------------------------------
-----------------------------------------------
6.	Citizenship or Place of Organization

	Massachusetts

------------------------------------------------------------------------------
-----------------------------------------------
7.	Aggregate Amount Beneficially Owned by Each Reporting Person

The Reporting Person does not own any Units. However, the Reporting Person is an affiliate of Arch Street VIII, Inc., which is the general partner of Arch Street VIII Limited Partnership, which is the general partner of the Subject Company. Arch Street VIII, Inc. acquired a fractional Unit of limited partnership interests in The Subject Company in 1993 as the initial limited partner of the Subject Company in connection with the original formation of the Subject Company.

------------------------------------------------------------------------------
-----------------------------------------------
8.	Check Box if the Aggregate Amount in Row (7) Excludes
	Certain Shares (See Instructions)
	{ }
------------------------------------------------------------------------------
-----------------------------------------------
9.	Percent of Class Represented by Amount in Row (7)

	Less than 1%.
------------------------------------------------------------------------------
-----------------------------------------------
10.	Type of Reporting Person (See Instructions)

	OO
Cusip No.:10065E100
14D-1
Page


------------------------------------------------------------------------------
----------------------------------------------
1.	Name of Reporting Person
	S.S. or I.R.S. Identification No. of Above Person

		WEST CEDAR MANAGING, INC.
------------------------------------------------------------------------------
-----------------------------------------------
2.	Check the Appropriate Box if a Member of a Group
	(See Instructions)
	(a)  { }
	(b)  {X}
------------------------------------------------------------------------------
-----------------------------------------------
3.	SEC Use Only

------------------------------------------------------------------------------
-----------------------------------------------
4.	Sources of Funds (See Instructions)

	AF; BK
------------------------------------------------------------------------------
-----------------------------------------------
5.	Check Box if Disclosure of Legal Proceedings is Required
	Pursuant to Item 2(e) or 2(f)
	{ }
------------------------------------------------------------------------------
-----------------------------------------------
6.	Citizenship or Place of Organization

	 Massachusetts

------------------------------------------------------------------------------
-----------------------------------------------
7.	Aggregate Amount Beneficially Owned by Each Reporting Person


The Reporting Person does not own any Units. However, the Reporting Person is an affiliate of Arch Street VIII, Inc., which is the general partner of Arch Street VIII Limited Partnership, which is the general partner of the Subject Company. Arch Street VIII, Inc. acquired a fractional Unit of limited partnership interests in the Subject Company in 1993 as the initial limited partner of the Subject Company in connection with the original formation of the Subject Company.

------------------------------------------------------------------------------
-----------------------------------------------
8.	Check Box if the Aggregate Amount in Row (7) Excludes
	Certain Shares (See Instructions)
	{ }
------------------------------------------------------------------------------
-----------------------------------------------
9.	Percent of Class Represented by Amount in Row (7)

	  Less than 1%.
------------------------------------------------------------------------------
-----------------------------------------------
10.	Type of Reporting Person (See Instructions)

	CO




Item 1.	Security and Subject Company.

	(a) The name of the subject company is Boston Financial Tax Credit Fund VIII, A Limited Partnership, a Massachusetts limited partnership (the "Partnership"), which has its principal executive offices at 101 Arch Street, Boston, Massachusetts 02110.

	(b) This Schedule 14D-1 relates to the offer by Oldham Institutional Tax Credits, LLC, a Massachusetts limited liability company ("the Purchaser"), to purchase up to 9,125 issued and outstanding Units ("Units") of limited partnership interests in the Partnership ("Limited Partnership Interests") at $800 per Unit, net to the seller in cash (the "Purchase Price"), without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 24, 1997 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively. Information concerning the number of outstanding Units is set forth in the Introduction to the Offer to Purchase and is incorporated herein by reference.

	(c) The information set forth in Section 13 ("Purchase Price Considerations") of the Offer to Purchase is incorporated herein by reference.


Item 2.	Identity and Background.

	(a)-(d) 	The information set forth in Section 10 ("Certain Information
Concerning the Purchaser") and Schedule I to the Offer to Purchase
is incorporated herein by reference.

	(e) and (f) During the last five years, neither the Purchaser nor, to the best of its knowledge, any of the persons listed in Schedule I or referred to in Section 10 ("Certain Information Concerning the Purchaser") of the Offer to Purchase (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

	(g)	The information set forth in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 3.	Past Contacts, Transactions or Negotiations With the Subject
Company.

	(a)	The Purchaser is an affiliate of Arch Street VIII Limited
Partnership, the general partner of the Partnership. Accordingly, the information contained in Section 9 ("Certain Information Concerning the Partnership") of the Offer to Purchase, including the terms of the Partnership's amended and restated agreement of limited partnership, as amended to date (the "Partnership Agreement"), is incorporated herein by reference. Additionally, the information set forth in Section 10 ("Certain Information Concerning the Purchaser") and Schedule I to the Offer to Purchase is incorporated herein by reference.

	(b) 	The information set forth in Section 11 ("Background of the
Offer") of the Offer to Purchase is incorporated herein by reference.

Item 4.  	Source and Amount of Funds or Other Consideration.

	(a)-(c) 	The information set forth in Section 12 ("Source of Funds")
of the Offer to Purchase is incorporated herein by reference.


Item 5.	Purpose of the Tender Offer and Plans or Proposals of the Bidder.

	(a)-(b) 	The information set forth in Section 8 ("Purpose of the
Offer; Future Plans") of the Offer to Purchase is incorporated herein by reference.

	(c)-(e) 	Not applicable.

	(f)-(g)	The information set forth in Section 7 ("Effects of the
Offer") of the Offer to Purchase is incorporated herein by reference.

Item 6.  	Interest in Securities of the Subject Company.

	 (a)	The information set forth in the Introduction and Section 10
("Certain Information Concerning the Purchaser") of the Offer to Purchase is incorporated herein by reference.

 	(b)	None.

Item 7.  	Contracts, Arrangements, Understandings or Relationships with
Respect to the Subject Company's Securities.

	The information set forth in Section 10 ("Certain Information Concerning the Purchaser") and Section 11 ("Background of the Offer") of the Offer to Purchase is incorporated herein by reference.


Item 8.  	Persons Retained, Employed or to be Compensated.

	The information set forth in Section 16 ("Certain Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.


Item 9.  	Financial Statements of Certain Bidders.

	Not applicable.


Item 10.	Additional Information.

	(a) 	None.

	(b)-(d)	The information set forth in Section 15 ("Certain Legal
Matters") of the Offer to Purchase is incorporated herein by reference.

	(e) 	None.

	(f) 	The information set forth in the Offer to Purchase and the related
Letter of Transmittal is incorporated herein in its entirety by reference.


Item 11.	Material to be Filed as Exhibits.

	(a)(1) 	Offer to Purchase, dated July 24, 1997.

	(a)(2) 	Letter of Transmittal.

(a)(3) 	Cover Letter, dated July 24, 1997, from Oldham Institutional
Tax Credits LLC to the Limited Partners.

	(b)	None.

(c)	None.

	(d)	None.

	(e)	Not applicable.

	(f)	None.





SIGNATURES

	After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 24, 1997


	OLDHAM INSTITUTIONAL TAX CREDITS LLC

By: 	West Cedar Managing Inc., its
managing member

	By:	/s/ Jenny Netzer_______
	Name:     Jenny Netzer
	Title: President


	WEST CEDAR MANAGING, INC.


	By:	/s/ Jenny Netzer_______
	Name:     Jenny Netzer
	Title: President


Exhibit (a)(1)



OFFER TO PURCHASE
UP TO 9,125
 UNITS
in

BOSTON FINANCIAL TAX CREDIT FUND VIII, A LIMITED PARTNERSHIP for
$800.00 NET PER UNIT IN CASH
by

OLDHAM INSTITUTIONAL TAX CREDITS LLC



------------------------------------------------------------------------------
-----------------------------------------------
THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, ON AUGUST 21, 1997, UNLESS EXTENDED.
------------------------------------------------------------------------------
-----------------------------------------------


	Oldham Institutional Tax Credits LLC, a Massachusetts limited liability company (the "Purchaser") and an affiliate of the general partner of the Partnership (as defined below), hereby offers to purchase up to 9,125 of the issued and outstanding Units ("Units") of limited partnership interests ("Limited Partnership Interests") in Boston Financial Tax Credit Fund VIII, A Limited Partnership, a Massachusetts limited partnership (the "Partnership"), at a purchase price of $800.00 per Unit, net to the seller in cash (the "Purchase Price"), without interest thereon, upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, as each may be supplemented, modified or
amended from time to time (which together constitute the "Offer").   LIMITED
PARTNERS WHO TENDER THEIR UNITS WILL NOT BE OBLIGATED TO PAY ANY COMMISSIONS
OR PARTNERSHIP TRANSFER FEES. The 9,125 Units sought pursuant to the Offer represent, to the best knowledge of the Purchaser, approximately 25% of the Units outstanding as of the date of this Offer.

------------------------------------------------------------------------------
------------------------------------------------------------
THE PURCHASER AND ARCH STREET VIII LIMITED PARTNERSHIP, THE GENERAL PARTNER OF THE PARTNERSHIP, ARE AFFILIATED.

THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF UNITS BEING TENDERED. SEE SECTION 14 ("CONDITIONS OF THE OFFER").


------------------------------------------------------------------------------
-------------------------------------------------------------



	Before tendering, Limited Partners are urged to consider the following factors:

  Limited Partners who have a present or future need for the low-income housing credits and/or tax losses from the Units may prefer to retain their Units and not tender them pursuant to the Offer, or any other tender offer.

  Although the Purchaser cannot predict the future value of the Partnership's assets on a per Unit basis, the net after-tax benefit that would be realized from retaining ownership of Units together with any cash distributions from operations and any net proceeds from a future sale of the properties owned by the Partnership (the "Properties") could differ significantly from the Purchase Price. See Section 13 ("Purchase Price Considerations").

  If the Purchaser is successful in acquiring a significant number of Units pursuant to the Offer, the Purchaser could be in a position to significantly influence all Partnership decisions on which Limited Partners may vote, including decisions regarding removal of any General Partner, certain amendments to the Partnership Agreement (as defined in the Glossary) and dissolution of the Partnership.



IMPORTANT

	Any (i) Limited Partner, (ii) beneficial owner, in the case of Units owned by Individual Retirement Accounts or Keogh Plans (a "Beneficial Owner"), or (iii) person who has purchased Units but has not yet been reflected on the Partnership's books as a transferee of such Units (an "Assignee"), desiring to tender any or all of such person's Units should either (1) complete and sign the Letter of Transmittal, or a facsimile copy thereof, in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal, or a facsimile copy thereof, and any other required documents to The Herman Group, Inc. (the "Information Agent/Depositary"), at the address or facsimile number set forth below, or (2) request his or her broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him or her. Unless the context requires otherwise, references to Limited Partners in this Offer to Purchase shall be deemed to also refer to Beneficial Owners and Assignees. Questions concerning the Offer to Purchase may be directed to the Purchaser at the toll-free telephone number set forth below. Questions on, or requests for assistance in completing, the documentation or requests for additional copies of this Offer to Purchase, the Letter of Transmittal and other related documents may be directed to the Administrative Agent/Depositary at the address and toll-free telephone number set forth below.

	NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION OR ANY REPRESENTATION ON BEHALF OF THE PURCHASER OR TO PROVIDE ANY INFORMATION OTHER THAN AS CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. NO SUCH RECOMMENDATION, INFORMATION OR REPRESENTATION MAY BE RELIED UPON AS HAVING BEEN AUTHORIZED.

	EACH LIMITED PARTNER IS URGED TO READ CAREFULLY THE ENTIRE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND RELATED DOCUMENTS.

For Additional Information Concerning the Offer to Purchase contact:

Oldham Institutional Tax Credits LLC
101 Arch Street
Boston, Massachusetts  02110
Telephone:  (800) 829-9213, extension 12

For Assistance in Completing the Letter of Transmittal and Related Documentation or Additional Copies of the Offer to Purchase, Letter of Transmittal and Related Documents contact:

 The Herman Group, Inc.
2121 San Jacinto Street
26th Floor
Dallas, Texas  75201
Telephone:  (800) 243-8440
Facsimile:  (214) 999-9323 or (214) 999-9348

Return the Letter of Transmittal and Related Documentation to:
The Herman Group, Inc.
2121 San Jacinto Street
26th Floor
Dallas, Texas  75201
Telephone(800) 243-8440
Facsimile:  (214) 999-9323 or (214) 999-9348



TABLE OF CONTENTS



Page

INTRODUCTION	6
THE TENDER OFFER	10
1.  Terms of the Offer	10
2.  Proration; Acceptance for Payment and Payment for Units.	11
3.  Procedures for Tendering Units.	12
4.  Withdrawal Rights.	14
5.  Extension of Tender Period; Termination; Amendment.	15
6.  Certain Federal Income Tax Consequences.	16
7.  Effects of the Offer.	26
8.  Purpose of the Offer; Future Plans	28
9.  Certain Information Concerning the Partnership.	22
10. Certain Information Concerning the Purchaser.	31
11. Background Of The Offer.	32
12. Source Of Funds.	33
13. Purchase Price Considerations	33
14. Conditions of the Offer.	35
15. Certain Legal Matters.	37
16. Certain Fees and Expenses	38
17. Miscellaneous.	38



To the Limited Partners of Boston Financial Tax Credit Fund VIII, A Limited
Partnership:


INTRODUCTION

	Oldham Institutional Tax Credits LLC, a Massachusetts limited liability company ("the Purchaser") and an affiliate of the General Partner of the Partnership (as defined below), hereby offers to purchase up to 9,125 of the issued and outstanding Units ("Units") representing limited partnership interests in Boston Financial Tax Credit Fund VIII, A Limited Partnership, a Massachusetts limited partnership (the "Partnership"), at a purchase price of $800 per Unit, net to the seller in cash (the "Purchase Price"), without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, as each may be supplemented, modified or amended from time to time (which together constitute the "Offer"). Limited Partners who tender their Units will not be obligated to pay any commissions or Partnership transfer fees. The 9,125 Units sought pursuant to the Offer represent, to the best knowledge of the Purchaser, approximately 25% of the Units issued and outstanding as of the date of this Offer.

	The Purchaser is affiliated with Arch Street VIII Limited Partnership, the general partner of the Partnership (the "General Partner").

	The Purchaser's Offer is being made to provide Limited Partners who have a present or anticipated need for liquidity with an opportunity to sell their Units. See Section 11 ("Background of the Offer").

	The Purchaser is making this Offer because it believes that the Units represent an attractive investment at the price offered based upon, in part, the expected remaining Low-Income Housing Credits and tax losses. There can be no assurance, however, that the Purchaser's judgment is correct, and, as a result, ownership of Units (either by the Purchaser or Limited Partners who retain their Units) will remain a speculative investment. The Purchaser is acquiring the Units for investment purposes and does not intend to make any effort to change current management or the operations of the Partnership. Because the Purchaser is affiliated with the General Partner, the Purchaser's acquisition of Units may have the effect of making any future change of current management more difficult. The Purchaser has no current plans for any extraordinary transaction involving the Partnership.

	Factors to be considered by Limited Partners. In considering the Offer, Limited Partners are urged to consider the following factors:

  Limited Partners who have a present or future need for the Low-Income Housing Credits and/or tax losses from the Units may prefer to retain their Units and not tender them pursuant to the Offer, or any other tender offer.

  Although the Purchaser cannot predict the future value of the Partnership's assets on a per Unit basis, the net after-tax benefit that would be realized from retaining ownership of the Units together with any cash distributions from operations and any net proceeds from a future sale of the properties owned by the Partnership (the "Properties") could differ significantly from the Purchase Price. See Section 13 ("Purchase Price Considerations").

  There may be a conflict between the desire of the Purchaser to acquire the Units at a low price and the desire of the Limited Partners to sell their Units at a high price. Therefore, Limited Partners might receive greater value if they hold their Units, rather than tender, continue to be allocated Low-Income Housing Credits and tax losses, and receive any distributions from operations and any proceeds, if any, from the liquidation of the Partnership. Limited Partners may prefer to receive the Purchase Price now rather than wait to be allocated future Low-Income Housing Credits and tax losses and uncertain future cash distributions. The return to Limited Partners could be higher or lower than the Purchase Price for persons who retain their Units.

  The Purchaser has been formed and the Offer is being made in order to acquire Units for investment purposes. The Purchaser intends to sell membership interests in the Purchaser to third parties with a need for the Low-Income Housing Credits and/or tax losses attributable to the tendered Units. The aggregate sales price of the Purchaser's membership interests to third parties will be equal to the aggregate Purchase Price for the tendered Units plus the Purchaser's expenses in conducting and consummating this Offer and financing the purchase of the tendered Units. Neither the Purchaser nor its current members will derive a profit from the sale of the Purchaser's membership interests. Affiliates of the Purchaser, however, expect to arrange the sale of membership interests of the Purchaser to third parties upon conclusion of the Offer. In connection with such sales and in consideration for structuring this transaction, it is expected that those affiliates will earn fees. These fees will be, in part, dependent on the amount third parties are willing to pay for membership interests and the amount of membership interests sold. There can be no assurance, however, that any membership interests in the Purchaser will be sold or at what price.

  If the Purchaser is successful in acquiring a significant number of Units pursuant to the Offer, the Purchaser could be in a position to significantly influence all Partnership decisions on which Limited Partners may vote. Additionally, because the Purchaser is affiliated with the General Partner, the Purchaser's acquisition of Units may have the effect of making any future change of the Partnership's current management more difficult. If the maximum number of Units sought by the Purchaser is tendered and accepted for payment pursuant to the Offer, the Purchaser will own approximately 25% of the outstanding Units. The ownership of tendered Units by the Purchaser could effectively (i) prevent non-tendering Limited Partners from taking actions they desire but that the Purchaser opposes and
(ii) enable the Purchaser to take actions desired by it but opposed by certain non-tendering Limited Partners. Under the Partnership Agreement, Limited Partners holding more than 50% of the outstanding Units are entitled to take action with respect to a variety of matters, including: approving the dissolution of the Partnership; approving the removal of any General Partner and proposing and approving a replacement therefor; and most types of amendments to the Partnership Agreement. Although the Purchaser does not have any current intentions with regard to any of these matters, it will vote the Units acquired pursuant to the Offer in its interest, which may, or may not, be in the best interest of non-tendering Limited Partners.

  According to the Partnership's Form 10-K for the fiscal year ended
March 31, 1997 (the "Form 10-K"), all of the properties owned by the Local Limited Partnerships in which the Partnership has an interest began to qualify for Low-Income Housing Tax Credits in 1995 and 1996. Low-Income Housing Tax Credits are generally available for 10 years. The amount of the Low-Income Housing Credits claimed by the Partnership was $141.98 per Unit for the 1996 calendar year and $89.72 per Unit for the 1995 calendar year. Although there can be no assurances as to whether Low-Income Housing Credits will continue to be available, the Purchaser estimates that a total of approximately $1,087 Low-Income Housing Credits per Unit will be available during the period beginning September 1, 1997 and ending December 31, 2005. In addition, although there can be no assurances as to whether tax losses will continue to be available, each Unit will have been allocated approximately $158 of tax losses through August 31, 1997 and the Purchaser estimates that each Unit will be allocated a total of approximately $357 of tax losses from September 1, 1997 through December 31, 2010. Actual future tax benefits may differ significantly from the foregoing estimates. Tax losses are less valuable than tax credits because tax losses can reduce income (thereby resulting in a savings equal to the product of the tax loss and the taxpayer's applicable tax rate) and require a reduction in tax basis (which may cause taxable income to be recognized in subsequent years),whereas Low-Income Housing Credits result in a dollar-for-dollar reduction in tax liability. In addition, the use of tax losses is subject to limitations imposed by the passive activity rules. Limited Partners should consider whether the Purchase Price is more valuable to them than the present value of anticipated future tax benefits.

Limited Partners may no longer wish to continue with their investment in the Partnership for a number of reasons, including:

  Although limited resale mechanisms are available to the Limited Partners wishing to sell their Units, there is no formal or organized trading market for the Units. The Partnership's Form 10-K for the fiscal year ended March 31, 1997 (the "Form 10-K") states: "There is no public market for the Units, and it is not expected that a public market will develop." Accordingly, Limited Partners who desire resale liquidity may wish to consider the Offer. The Offer affords a significant number of Limited Partners with an opportunity to dispose of their Units for cash, which alternative otherwise might not be available to them.

  The Offer will provide Limited Partners with an immediate opportunity to liquidate their investment in the Partnership without the usual transaction costs associated with market sales or partnership transfer fees.

  Although not necessarily an indication of value, the $800 Purchase Price is competitive with the weighted average selling price for Units reported in the limited and sporadic secondary market during the 12 month period ended June 30, 1997. See Section 13 ("Purchase Price Considerations").

  The Offer may be attractive for Limited Partners whose circumstances have changed such that anticipated future allocation of Low-Income Housing Credits and tax losses may no longer be beneficial to them.

  Acceptance of the Offer will eliminate any future risk to the selling Limited Partner of recapture of the Low-Income Housing Credits received, since such risk will be borne by the Purchaser.

  General disenchantment with real estate investments and with long-term investments in limited partnerships because of, among other things, their illiquidity.

  The Offer may be attractive to certain Limited Partners who wish in the future to avoid the continued additional expense, delay and complication in filing income tax returns which result from an ownership of Units.

  The Offer provides Limited Partners with the opportunity to liquidate their Units and to reinvest the proceeds in other investments should they desire to do so.

  The Purchaser believes that the Units represent an attractive investment at the Purchase Price based upon, in part, the expected remaining Low-Income Housing Credits and tax losses. There can be no assurance, however, that this judgment is correct. Therefore, ownership of Units will remain a speculative investment.

	Following the completion of the Offer the Purchaser and its affiliates may acquire additional Units. Any such acquisitions may be made through private purchases, through one or more future tender offers or by any other means deemed advisable, and may be at prices higher or lower than the price to be paid for the Units purchased pursuant to the Offer. See Section 8 ("Purpose of the Offer; Future Plans").

	The Offer is not conditioned upon any minimum number of Units being tendered. If, as of the Expiration Date, more than 9,125 Units are validly tendered and not properly withdrawn, the Purchaser will only accept for purchase on a pro rata basis 9,125 Units, subject to the terms and conditions herein. See Section 14 ("Conditions of the Offer").

Limited Partners are urged to consider carefully all of the information contained herein before accepting the Offer.

	The Purchaser expressly reserves the right, in its sole discretion and for any reason, to terminate the Offer at any time and to waive any or all of the conditions of the Offer, although the Purchaser does not presently intend to waive any such conditions. See Section 7 ("Effects of the Offer").

	According to the Form 10-K, as of March 31, 1997 there were 36,497 Units issued and outstanding and 1,393 record holders of Units.

	Except as otherwise indicated, information contained in this Offer to Purchase is based upon documents and reports publicly filed by the Partnership with the Commission. Although the Purchaser has no information that any statements contained in this Offer to Purchase are untrue, the Purchaser does not take responsibility for the accuracy or completeness of any information contained in this Offer to Purchase which is derived from such public documents, or for any failure by the Partnership to disclose events which may have occurred and may affect the significance or accuracy of any such information but which are unknown to the Purchaser.

	Each Limited Partner must make his or her own decision based on his or her particular circumstances. Limited Partners should consult with their respective advisors about the financial, tax, legal and other implications to them of accepting the Offer. Limited Partners are urged to read this Offer to Purchase, the related Letter of Transmittal and the other accompanying materials carefully before deciding whether to tender their Units.

THE TENDER OFFER

	1. 	Terms of the Offer.

	Upon the terms of the Offer (including the terms and conditions of any extension or amendment of the Offer), the Purchaser will accept for payment and pay for up to 9,125 Units that are validly tendered on or prior to the Expiration Date (as hereinafter defined) and not withdrawn in accordance with
Section 4 ("Withdrawal Rights"). The term "Expiration Date" shall mean 12:00 midnight, Eastern time, on August 21, 1997, unless the Purchaser, in its sole discretion, shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by the Purchaser, will expire.

IF, PRIOR TO THE EXPIRATION DATE, THE PURCHASER SHALL INCREASE THE PURCHASE PRICE OFFERED TO LIMITED PARTNERS, SUCH INCREASED PURCHASE PRICE SHALL BE PAID FOR ALL UNITS ACCEPTED FOR PAYMENT PURSUANT TO THE OFFER, WHETHER OR NOT SUCH UNITS WERE TENDERED PRIOR TO THE INCREASE IN CONSIDERATION.

	The Offer is conditioned on satisfaction of certain conditions. See
Section 14 ("Conditions of the Offer"). The Purchaser reserves the right (but shall not be obligated), in its sole discretion, to waive any or all of such conditions. If, on or prior to the Expiration Date, any or all of such conditions have not been satisfied or waived, the Purchaser may (i) decline to purchase any of the Units tendered, terminate the Offer and return all tendered Units to tendering Limited Partners, (ii) waive all the then unsatisfied conditions and, subject to complying with applicable rules and regulations of the Commission, purchase all Units validly tendered, (iii) extend the Offer and, subject to the right of Limited Partners to withdraw Units until the Expiration Date, retain the Units that have been tendered during the period or periods for which the Offer is extended, or (iv) amend the Offer.

	This Offer to Purchase, the related Letter of Transmittal and, if required, any other relevant materials are being mailed, at the Purchaser's expense, by the Administrative Agent/Depositary, based on name and address information provided by the Partnership at the Purchaser's request to Limited Partners, to the extent their names and addresses are reflected on the books and records of the Partnership.

	2.	Proration; Acceptance for Payment and Payment for Units.

	If more than 9,125 Units are validly tendered on or prior to the Expiration Date and not properly withdrawn on or prior to the Expiration Date, the Purchaser will only accept for payment, upon the terms and subject to the conditions of the Offer, and pay for an aggregate of 9,125 Units so tendered, pro rata according to the number of Units validly tendered and not properly withdrawn on or prior to the Expiration Date, with appropriate adjustments to avoid purchases that would violate the transfer restrictions in Section 7.1 of the Partnership Agreement (the "Transfer Restrictions"). If the number of Units validly tendered and not properly withdrawn on or prior to the Expiration Date is less than or equal to 9,125 Units, the Purchaser will purchase all Units so tendered and not properly withdrawn, upon the terms and subject to the conditions of the Offer.

	In the event that proration of tendered Units is required, and because of the difficulty of determining the proration results, the Purchaser may not be able to announce the final results of such proration until at least approximately seven business days after the Expiration Date. Subject to the Purchaser's obligation under Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to pay Limited Partners the Purchase Price in respect of Units tendered or return those Units promptly after the termination or withdrawal of the Offer, the Purchaser does not intend to pay for any Units accepted for payment pursuant to the Offer until the final proration results are known.

	Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will purchase, by accepting for payment, and will pay for, all Units validly tendered and not withdrawn in accordance with Section 4 on or prior to the Expiration Date as promptly as practicable following the Expiration Date. In addition, subject to applicable rules of the Commission, the Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, Units pending receipt of any regulatory or governmental approvals specified in Section 15 ("Certain Legal Matters") or pending receipt of any additional documentation required by the Letter of Transmittal. In all cases, payment for Units accepted for payment pursuant to the Offer will be made only after timely receipt by the Administrative Agent/Depositary of (a) the Letter of Transmittal properly completed and duly executed and (b) any other documents required by the Letter of Transmittal.

	For purposes of the Offer, the Purchaser shall be deemed to have accepted for payment tendered Units when, as and if the Purchaser gives oral or written notice to the Administrative Agent/Depositary of the Purchaser's acceptance for payment of such Units pursuant to the Offer. No tender of Units will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived.

	If any tendered Units are not purchased pursuant to the Offer for any reason, the Letter of Transmittal with respect to such Units will be destroyed by the Administrative Agent/Depositary. If, for any reason whatsoever, acceptance for payment of or payment for any Units tendered pursuant to the Offer is delayed or the Purchaser is unable to accept for payment, purchase or pay for Units tendered pursuant to the Offer, then, without prejudice to the Purchaser's rights under Section 14 ("Conditions of the Offer"), the Administrative Agent/Depositary may, nevertheless, on behalf of the Purchaser and subject to Rule 14e-1(c) under the Exchange Act, retain tendered Units, and such Units may not be withdrawn except to the extent that the tendering Limited Partner is entitled to withdrawal rights as described in Section 4 ("Withdrawal Rights").

	3. 	Procedures for Tendering Units.

	Valid Tender and Delivery of Letter of Transmittal. For Units to be validly tendered pursuant to the Offer, a Letter of Transmittal, properly completed and duly executed, together with any other documents required by the Letter of Transmittal, must be received by the Administrative Agent/Depositary at its address on the back cover page of the Offer to Purchase on or prior to the Expiration Date. See Instruction 1 to the Letter of Transmittal.

	In order for a tendering Limited Partner to participate in the Offer, Units must be validly tendered and not withdrawn on or prior to the Expiration Date, which is 12:00 midnight, Eastern time, on August 21, 1997, unless extended.

	The method of delivery of the Letter of Transmittal and all other required documents is at the option and risk of the tendering Limited Partner and delivery will be deemed made only when actually received by the Administrative Agent/Depositary. If delivery is by mail, registered mail with return receipt requested is recommended. In all cases, sufficient time should be allowed to ensure timely delivery. See Instruction 1 to the Letter of Transmittal.

	Backup Federal Income Tax Withholding. To prevent the possible application of backup federal income tax withholding with respect to payment of the Purchase Price pursuant to the offer, a tendering Limited Partner must provide the Purchaser with such Limited Partner's correct taxpayer identification number or social security number (the "TIN") by certifying in the Substitute Form W-9 included in the Letter of Transmittal that the TIN provided on the front of such letter is correct or such TIN, as corrected, is correct. See Instruction 4 to the Letter of Transmittal. This requirement does not apply to corporations.

	FIRPTA Withholding. To prevent the withholding of federal income tax in an amount equal to 10% of the sum of the Purchase Price plus the amount of Partnership liabilities allocable to each Unit purchased, each Limited Partner must complete the FIRPTA Affidavit included in the Letter of Transmittal certifying such Limited Partner's TIN and address and that the Limited Partner is not a foreign person. See Instruction 4 to the Letter of Transmittal.

	Appointment as Proxy; Power of Attorney. By executing and delivering the Letter of Transmittal, a tendering Limited Partner irrevocably appoints the Purchaser and the designees of the Purchaser and each of them as such Limited Partner's proxies, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such Limited Partner's rights with respect to the Units tendered by such Limited Partner and accepted for payment by the Purchaser (and with respect to any and all other Units or other securities issued or issuable in respect of such Units on or after the date hereof). All such proxies shall be considered irrevocable and coupled with an interest in the tendered Units. Such appointment will be effective when, and only to the extent that, the Purchaser accepts such Units for payment. Upon such acceptance for payment, all prior proxies given by such Limited Partner with respect to such Units (and such other Units and securities) will be revoked without further action, and no subsequent proxies may be given nor any subsequent written consents executed (and, if given or executed, will not be deemed effective). The Purchaser and its designees will, with respect to the Units (and such other Units and securities) for which such appointment is effective, be empowered to exercise all voting and other rights of such Limited Partner as it in its sole discretion may deem proper pursuant to the Partnership's Amended and Restated Agreement of Limited Partnership, as amended to date (the "Partnership Agreement") or otherwise. The Purchaser may assign such proxy and/or power of attorney to any person with or without assigning the related Units with respect to which such proxy and/or power of attorney was granted. The Purchaser reserves the right to require that, in order for Units to be deemed validly tendered, immediately upon the Purchaser's payment for such Units, the Purchaser must be able to exercise full voting rights with respect to such Units and other securities.

	In addition, pursuant to such appointment as attorneys-in-fact, the Purchaser and its designees each will have the power, among other things, (i) to seek to transfer ownership of such Units on the books and records of the Partnership (and execute and deliver any accompanying evidences of transfer and authenticity any of them may deem necessary or appropriate in connection therewith, including, without limitation, any documents or instruments required to be executed under the Partnership Agreement or a "Transferor's (Seller's) Application for Transfer" created by the NASD, if required), (ii) to be allocated all Low-Income Housing Credits and tax losses and to receive any and all distributions made by the Partnership after the Expiration Date, and to receive all benefits and otherwise exercise all rights of beneficial ownership of such Units in accordance with the terms of the Offer, (iii) to execute and deliver to the Partnership and/or the General Partner (as the case may be) a change of address form instructing the Partnership to send any and all future distributions to which the Purchaser is entitled pursuant to the terms of the Offer in respect of tendered Units to the address specified in such form, and (iv) to endorse any check payable to or upon the order of such Limited Partner representing a distribution, if any, to which the Purchaser is entitled pursuant to the terms of the Offer, in each case on behalf of the tendering Limited Partner.

	Assignment of Entire Interest in the Partnership. By executing and delivering the Letter of Transmittal, a tendering Limited Partner irrevocably assigns to the Purchaser and its assigns all of the, direct and indirect, right, title and interest of such Limited Partner in the Partnership with respect to the Units tendered and purchased pursuant to the Offer, including, without limitation, such Limited Partner's right, title and interest in and to any and all Low-Income Housing Credits and tax losses and any and all distributions made by the Partnership after the Expiration Date in respect of the Units tendered by such Limited Partner and accepted for payment by the Purchaser, regardless of the fact that the Partnership Agreement provides that transfers are effective on the first day of the fiscal quarter following the fiscal quarter in which the transfer occurs. The Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to any third party, the right to purchase Units tendered pursuant to the Offer, together with its rights under the Letter of Transmittal, but any such transfer or assignment will not relieve the assigning party of its obligations under the Offer or prejudice the rights of tendering Limited Partners to receive payment for Units validly tendered and accepted for payment pursuant to the Offer.

	Determination of Validity. All questions as to the form of documents and validity, eligibility (including time of receipt) and acceptance for payment of any tender of Units will be determined by the Purchaser, in its sole discretion, whose determination shall be final and binding on all parties. The Purchaser reserves the absolute right to reject any or all tenders determined by it not to be in proper form, or the acceptance of or payment for which may, in the opinion of the Purchaser's counsel, be unlawful. The Purchaser also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender of Units of any particular Limited Partner whether or not similar defects or irregularities are waived in the case of other Limited Partners.

	Assignee Status. Assignees must provide documentation to the Administrative Agent/Depositary which demonstrates, to the satisfaction of the Purchaser, such person's status as an assignee of a Unit.

	The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding. No tender of Units will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of the Purchaser, any of its affiliates or assigns, if any, the Administrative Agent/Depositary or any other person will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

	The Purchaser's acceptance for payment of Units tendered pursuant to the procedures described above will constitute a binding agreement between the tendering Limited Partner and the Purchaser upon the terms and subject to the conditions of the Offer.

	4.	Withdrawal Rights.

	Tenders of Units made pursuant to the Offer are irrevocable, except that Units tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment as provided in this Offer to Purchase, may also be withdrawn at any time after September 21, 1997.

	For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Administrative Agent/Depositary at the address set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name(s) of the person(s) who tendered the Units to be withdrawn, the number of Units to be withdrawn and the name(s) of the registered holder(s) of the Units, if different from that of the person(s) who tendered such Units. Such notice of withdrawal must also be signed by the same person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed. If the Units are held in the name of two or more persons, all such persons must sign the notice of withdrawal. Any Units properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be re-tendered at any subsequent time prior to the Expiration Date by following the procedures described in Section 3 ("Procedures for Tendering Units").

	If, for any reason whatsoever, acceptance for payment of any Units tendered pursuant to the Offer is delayed, or the Purchaser is unable to accept for payment or pay for Units tendered pursuant to the Offer, then, without prejudice to the Purchaser's rights set forth herein, the Administrative Agent/Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Units and such Units may not be withdrawn except to the extent that the tendering Limited Partner is entitled to and duly exercises withdrawal rights as described herein. The reservation by the Purchaser of the right to delay the acceptance or purchase of or payment for Units is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires the Purchaser to pay the consideration offered or return Units tendered by or on behalf of Limited Partners promptly after the termination or withdrawal of the Offer.

	All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination shall be final and binding. None of the Purchaser, any of its affiliates or assigns, if any, the Administrative Agent/Depositary or any other person will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

	5.	Extension of Tender Period; Termination; Amendment.

	The Purchaser reserves the right, in its sole discretion and regardless of whether any of the conditions set forth in Section 14 ("Conditions of the Offer") shall have been satisfied, at any time and from time to time, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Units, (ii) to terminate the Offer and not accept for payment any Units not already accepted for payment or paid for, and (iii) to amend the Offer in any respect by giving oral or written notice of such amendment to the Administrative Agent/Depositary.

	If the Purchaser increases or decreases either the number of the Units being sought or the consideration to be paid for any Units pursuant to the Offer and the Offer is scheduled to expire at any time before the expiration of a period of 10 business days from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified below, the Offer will be extended until, at a minimum, the expiration of such period of 10 business days. If the Purchaser makes a material change in the terms of the Offer (other than a change in price or percentage of securities sought) or in the information concerning the Offer, or waives a material condition of the Offer, the Purchaser will extend the Offer, if required by applicable law, for a period sufficient to allow Limited Partners to consider the amended terms of the Offer.

	The Purchaser also reserves the right, in its sole discretion, if any of the conditions specified under Section 14 ("Conditions of the Offer") shall not have been satisfied and so long as Units have not theretofore been accepted for payment, to delay (except as otherwise required by applicable law) acceptance for payment of or payment for Units or to terminate the Offer and not accept for payment or pay for Units.

	If the Purchaser extends the period of time during which the Offer is open, delays acceptance for payment of or payment for Units or is unable to accept for payment or pay for Units pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Administrative Agent/Depositary may, on behalf of the Purchaser, retain all Units tendered, and such Units may not be withdrawn except as otherwise provided under Section 4 ("Withdrawal Rights"). The reservation by the Purchaser of the right to delay acceptance for payment of or payment for Units is subject to applicable law, which requires that the Purchaser pay the consideration offered or return the Units deposited by or on behalf of Limited Partners promptly after the termination or withdrawal of the Offer.

	Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service. In the case of an extension of the Offer, the Purchaser will make a public announcement of such extension no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled Expiration Date.

	6.	Certain Federal Income Tax Consequences.

	The following summary is a general discussion of certain expected federal income tax consequences of a sale of Units pursuant to the Offer.
This summary is based on the Internal Revenue Code of 1986, as amended (the "Code") applicable Treasury Regulations thereunder, administrative rulings, practice and procedures and judicial authority as of the date of the Offer. All of the foregoing are subject to change, and any such change could affect the continuing accuracy of this summary. In particular, legislation is currently pending in both Houses of Congress, which could make significant changes in the federal tax laws, including tax rates applicable to long-term capital gain. This summary does not discuss all aspects of federal income taxation that may be relevant to a particular Limited Partner based on such Limited Partner's specific circumstances or to certain types of Limited Partners subject to special treatment under the federal income tax laws (for example, foreign persons, dealers in securities, banks, insurance companies and tax-exempt entities), nor does it discuss any aspect of state, local, foreign or other tax laws. Sales of Units pursuant to the Offer will be taxable transactions for federal income tax purposes, and may also be taxable transactions under applicable state, local, foreign and other tax laws. EACH LIMITED PARTNER SHOULD CONSULT HIS OR ITS TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH LIMITED PARTNER OF SELLING UNITS PURSUANT TO THE OFFER, INCLUDING, WITHOUT LIMITATION, FEDERAL, STATE AND LOCAL TAX CONSEQUENCES.

	Consequences to Tendering Limited Partner. A Limited Partner will recognize gain or loss on a sale of Units pursuant to the Offer equal to the difference between (i) the Limited Partner's "amount realized" on the sale and
(ii) the Limited Partner's adjusted tax basis in the Units sold. The "amount realized" with respect to a Unit sold pursuant to the Offer will be equal to the sum of the amount of cash received by the Limited Partner for the Unit plus the amount of Partnership liabilities allocable to the Unit as determined under Code Section 752. The amount of a Limited Partner's adjusted tax basis in Units sold pursuant to the Offer will vary depending upon the Limited Partner's particular circumstances, and will be adjusted by allocations of Partnership income, gain or loss to a Limited Partner with respect to such Units. In this regard, tendering Limited Partners will be allocated a pro rata share of the Partnership's taxable income or loss with respect to Units sold pursuant to the Offer through the effective date of the sale.

	A Limited Partner who acquired Units pursuant to the original offering of Units by the Partnership is expected to recognize a long-term capital loss on a sale of Units pursuant to the Offer. If such Limited Partner is subject to the passive activity loss limitation discussed below, such loss and any unused tax losses from prior years will generally not be available to offset income of such Limited Partner from other sources, unless such Limited Partner sells all of his Units.

	In general, the character (as capital or ordinary) of Limited Partner's gain or loss on a sale of a Units pursuant to the Offer will be determined by allocating the Limited Partner's amount realized on the sale and his adjusted tax basis in the Units sold between "Section 751 items," which are "substantially appreciated inventory" and "unrealized receivables" (including depreciation recapture) as defined in Code Section 751, and non-Section 751 items. The Purchaser believes that substantially all of loss realized on a sale of Units pursuant to the Offer will be treated as a capital loss under these rules.

	A Limited Partner's capital gain or loss on a sale of Units pursuant to the Offer will be treated as long-term capital gain or loss if the Limited Partner's holding period for the Units exceeds one year. Under current law, long-term capital gains of individuals and other non-corporate taxpayers are taxed at a maximum marginal federal income tax rate of 28%, whereas the maximum marginal federal income tax rate for other income of such persons is 39.6%. Capital losses are deductible only to the extent of capital gains, except that non-corporate taxpayers may deduct up to $3,000 of capital losses in excess of the amount of their capital gains against ordinary income. Excess capital losses generally can be carried forward to succeeding years (a corporation's carryforward period is five years and a non-corporate taxpayer can carry forward such losses indefinitely); in addition, corporations, but not non-corporate taxpayers, are allowed to carry back excess capital losses to the three preceding taxable years.

	Under Code Section 469, a non-corporate taxpayer or personal service corporation can deduct passive activity losses in any year only to the extent of such person's passive activity income for such year, and closely held corporations may not offset such losses against so-called "portfolio" income. If a Limited Partner is subject to these restrictions and has a loss on the sale of Units and/or has unused tax losses attributable to the Partnership from prior years, such tax losses will generally become available to offset taxable income, provided the Limited Partner sells all his Units. If a Limited Partner is unable to sell all his Units (for example, because the Offer is oversubscribed and the Purchaser makes the pro rata reduction described under
Section 2. "Proration; Acceptance for Payment and Payment for Units"), the deductibility of such losses would continue to be subject to the passive activity loss limitation until the Limited Partner sells his remaining Units, except that such losses can be used to offset other passive activity income of the Limited Partner. See Section 7 ("Effects of the Offer").

	A Limited Partner who acquired his or her Units pursuant to the original offering of Units by the Partnership is expected to recognize a long-term capital loss of approximately $42 per Unit in connection with a sale pursuant to the Offer. Additionally, if such Limited Partner was unable to utilize his share of previously allocated tax losses of approximately $158 per Unit as a result of the passive activity limitations described above and such Limited Partner sells all of his Units, such losses will no longer be subject to the passive activity restrictions and will be available to offset income of the Limited Partner from any source. Under these circumstances, a sale pursuant to the Offer could generate tax savings for a Limited Partner of approximately $63-$70 per Unit, assuming a tax rate of 28% from long-term capital gains which could be offset by the long-term capital loss and assuming a tax rate of 35% on ordinary income which could be offset by the prior passive losses.

	In certain cases, the transfer of an interest in a Partnership which generated Low-Income Housing Credits can result in a recapture of the Tax Credits to the seller (i.e., the seller would be required to pay an additional
amount of tax equal to the credit "recaptured").   The transfer of an interest
in an entity that has generated Low Income Housing Tax Credits generally results in a recapture of a portion of the Low Income Housing Tax Credits. However, an exception to this rule is provided for partnerships with 35 or more partners, such as the Partnership. The Purchaser anticipates that, as a result of this rule, the sale of Units will not cause a recapture of Low-Income Housing Credits.

	A Limited Partner (other than corporations and certain foreign individuals) who tenders Units may be subject to 31% backup withholding unless the Limited Partner provides a taxpayer identification number ("TIN") and certifies that the TIN is correct or properly certifies that he is awaiting a TIN. A Limited Partner may avoid backup withholding by properly completing the Substitute Form W-9 included as part of the Letter of Transmittal. If a Limited Partner who is subject to backup withholding does not properly complete the Substitute Form W-9, the Purchaser will withhold 31% from payments to such Limited Partner and pay it over to the Internal Revenue Service ("IRS"). See Instruction 4 to the Letter of Transmittal. These withholding requirements are applicable even if the Limited Partner recognizes a loss with respect to the sale of his or her Units.

	Gain realized by a foreign Limited Partner on a sale of a Unit pursuant to the Offer will be subject to federal income tax. Under Section 1445 of the Code, the transferee of a partnership interest held by a foreign person is generally required to deduct and withhold a tax equal to 10% of the amount realized on the disposition. The Purchaser will withhold 10% of the amount realized (which will include the amount of indebtedness attributable to such sold Units) by a tendering Limited Partner from the Purchase Price payable to such Limited Partner unless the Limited Partner properly completes the FIRPTA Affidavit included as part of the Letter of Transmittal certifying the Limited Partner's TIN, that such Limited Partner is not a foreign person and such Limited Partner's address. Any amounts which are withheld would be creditable against a foreign Limited Partner's federal income tax liability and a refund of any excess could be obtained from the IRS by filing a U.S. income tax return.

	Consequences to a Non-Tendering Limited Partner. The Purchaser does not anticipate that a Limited Partner who does not tender his or her Units will realize any material tax consequences as a result of the election not to tender. The Purchaser has retained a law firm which will deliver an opinion letter that consummation of the Offer will not result in the Partnership being treated as a publicly-traded partnership for federal income tax purposes.
There can be no assurance, however, that the IRS will agree with the conclusions reached in such opinion. There is no precedent governing whether the Offer will cause the Partnership to be treated as a publicly-traded partnership for federal income tax purposes. If the IRS successfully asserted that the Partnership should be treated as a publicly-traded partnership, Limited Partners who are subject to the passive activity loss rules would not be able to use tax losses derived from the Partnership to offset passive taxable income from sources other than the Partnership prior to the Limited Partner's disposition of his entire interest in the Partnership. However, because 90% of the Partnership's gross income is expected to be derived from rents and other qualifying income, the Partnership should not be taxable as a corporation even if it becomes publicly traded.

 	Under recently revised Treasury Regulations, if, as a result of the Offer, there is a sale or exchange of 50% or more in Partnership capital and profits within a 12-month period, a termination of the Partnership for federal income tax purposes would occur, and the taxable year of the Partnership would close. In the case of such a sale or exchange, the Properties (subject to related debt) of the Partnership would be treated as contributed by the Partnership to a new partnership for federal income tax purposes, and following the deemed contribution, a deemed distribution of interests in the new partnership would be made to the Partnership and by the Partnership to its partners. The consequences of a termination of the Partnership could include changes in the methods and timing of depreciation available to the Partnership for tax purposes, changes in the tax basis of the Partnership's assets, possible recognition of taxable gain resulting from any deemed cash distribution in excess of the non-tendering Limited Partner's tax basis in his or her Units, and a recapture of Low-Income Housing Credits. In addition, a termination of the Partnership could cause the Partnership or its assets to become subject to unfavorable statutory or regulatory changes enacted or issued prior to the termination but previously not applicable to the Partnership or its assets because of protective "transitional" rules. The Purchaser will not purchase Units to the extent such purchase would cause a termination of the Partnership for federal income tax purposes.

	7. 	Effects of the Offer.

	Certain Restrictions on Transfer of Interests. The Partnership Agreement restricts transfers of Units if, among other things, such transfer would cause a termination of the Partnership for federal income tax purposes (which termination would occur when Units that represent 50% or more of the total Partnership capital and profits are transferred within a twelve-month period). Consequently, sales of Units in the secondary market and in private transactions during the twelve-month period following completion of the Offer may be restricted, and requests for transfers of Units during such twelve-month period may not be recognized. The Purchaser does not intend to purchase Units to the extent such purchase would violate the transfer restrictions set forth in the Partnership Agreement. See Section 6 ("Federal Income Tax Considerations--Consequences to a Non-Tendering Limited Partner"). Based on information provided by the Partnership, for the period from July 1, 1996 to July 1, 1997, approximately 284 Units (representing approximately 0.7% of the outstanding Units) were transferred. Therefore, the Purchaser does not believe the number of Units sought in the Offer will violate the Transfer
Restrictions.

	Effect on Trading Market; Registration Under Section 12(g) of the Exchange Act. If a substantial number of Units are purchased pursuant to the Offer, the result will be a reduction in the number of Limited Partners. In the case of certain kinds of equity securities like the Units, a reduction in the number of security holders might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. The Form 10-K states: "There is no public market for the Units and it is not expected that a public market will develop." Therefore, the Purchaser does not believe a reduction in the number of Limited Partners will materially further restrict the Limited Partners' ability to find purchasers for their Units through secondary market transactions.

	Partnership Profiles, Inc., which publishes the Partnership Spectrum, tracks recent trades in certain limited partnership interests. The most recent issue of the Partnership Spectrum (May/June 1997) indicates that 275 Units traded in the period from June 1, 1996 through May 31, 1997.

	The Units currently are registered under Section 12(g) of the Exchange Act, which means, among other things, that the Partnership is required to file periodic reports with the Commission and to comply with the Commission's proxy rules. The Purchaser does not expect or intend that consummation of the Offer will cause the Units to cease to be registered under Section 12(g) of the Exchange Act. If the Units were to be held by fewer than 300 persons, the Partnership could apply to de-register the Units under the Exchange Act. Because the Units are widely held, however, the Purchaser expects that even if it purchases the maximum number of Units in the Offer, the Units will continue to be held of record by substantially more than 300 persons.

	Influence Over All Limited Partner Voting Decisions By Purchaser. Pursuant to the Partnership Agreement, the Purchaser will have the right to vote each Unit purchased by it pursuant to the Offer. If the Purchaser is successful in acquiring a significant number of Units pursuant to the Offer, the Purchaser could be in a position to significantly influence all Partnership decisions on which Limited Partners, may vote. If the maximum number of Units sought by the Purchaser is tendered and accepted for payment pursuant to the Offer, the Purchaser will own approximately 25% of the outstanding Units. The ownership of tendered Units by the Purchaser could effectively (i) prevent non-tendering Limited Partners from taking actions they desire but that the Purchaser opposes and (ii) enable the Purchaser to take actions desired by it but opposed by non-tendering Limited Partners. Generally, under the Partnership Agreement, holders of more than 50% of the outstanding Units are entitled to take action with respect to a variety of matters, including, approving the removal of any General Partner and proposing and approving a replacement therefor; approving the dissolution of the Partnership; and most types of amendments to the Partnership Agreement. However, no such votes have been taken and the General Partners have indicated that none are presently scheduled or expected. Although the Purchaser does not have any current plans or intentions with regard to any of these matters, it will vote the Units acquired pursuant to the Offer in its interest, which may, or may not, be in the best interest of non-tendering Limited Partners.

	It is likely that the Purchaser, which is affiliated with the General Partners, will vote all of its Units to continue the General Partners as general partners of the Partnership and in a manner that is otherwise consistent with the decisions and recommendations of the General Partners, including as they relate to matters involving transactions between the Partnership and affiliates of the Purchaser. Therefore, the Purchaser's acquisition of Units may have the effect of making any future change of the Partnership's policies and/or current management more difficult.

	8.	Purpose of the Offer; Future Plans.


Purpose of the Offer. The purpose of the Offer is to enable the Purchaser to acquire a significant interest in the Partnership for investment purposes based on its expectation that the Partnership will continue to generate Low-Income Housing Credits and tax losses attributable to the Units. The Purchaser intends to sell membership interests in the Purchaser to third parties (either directly or through an affiliate in which such third parties invest) with a need for Low-Income Housing Credits and/or tax losses. The purchase of the Units will allow the Purchaser to benefit from any of the following: (a) any and all Low-Income Housing Credits and tax losses attributable to such Units; (b) any cash distributions from Partnership operations in the ordinary course of business; (c) distributions, if any, of net proceeds from the sale of any Properties after the Partnership has satisfied its liabilities; and (d) any distributions of net proceeds from the dissolution of the Partnership. Since the formation of the Partnership, corporations have shown increasing interest in investing in programs benefiting from Low-Income Housing Credits and passive tax losses.
Individuals usually cannot fully use passive tax losses since current tax laws restrict the use of such losses by individuals (See Section 6. "Certain Federal Income Tax Consequences"), whereas corporate investors, in addition to utilizing such Low-Income Housing Credits, are able to fully utilize passive tax losses. The aggregate sales price of the Purchaser's membership interests to third parties will be equal to the aggregate Purchase Price for the tendered Units plus the Purchaser's expenses in conducting and consummating the Offer and financing the purchase of the tendered Units. Neither the Purchaser nor its currrent members will derive a profit from the sale of the Purchaser's membership interests. There can be no assurance, however, that any membership interests will be sold.

	Future Plans. The Purchaser does not currently intend to make any effort to change current management or the operation of the Partnership nor does it have any current plans or intentions for any extraordinary transaction involving the Partnership. However, the Purchaser's plans with respect to its investment in the Units could change at any time in the future. If such plans with respect to the Partnership change in the future, the ability of the Purchaser to influence actions on which Limited Partners have a right to vote will depend on the Limited Partners' response to the Offer (i.e., the number of Units tendered). If the Purchaser acquires only a small number of Units pursuant to the Offer, it will not be in a position to influence matters over which Limited Partners have a right to vote. Conversely, if the maximum number of Units sought are tendered and accepted for payment pursuant to the Offer, the Purchaser will own approximately 25% of the issued and outstanding Units and, as a result, will be in a position to exert significant influence over matters on which Limited Partners have a right to vote.

	Following the completion of the Offer, the Purchaser and its affiliates may acquire additional Units. Any such acquisition may be made through private purchases, through one or more future tender offers or by any other means deemed advisable, and may be at prices higher or lower than the price to be paid for the Units purchased pursuant to the Offer. Additionally, the Purchaser intends to sell membership interests in the Purchaser to third parties (either directly or through an affiliate in which such third parties invest) with a need for Low-Income Housing Credits and/or tax losses. The aggregate sales price of the Purchaser's membership interests to third parties will be equal to the aggregate Purchase Price for the tendered Units plus the Purchaser's expenses in conducting and consummating the Offer and financing the purchase of the tendered Units. Neither the Purchaser nor its current members will derive a profit from the sale of the Purchaser's membership interests. Affiliates of the Purchaser expect to arrange the sale of membership interests of the Purchaser to third parties upon conclusion of the Offer and to earn fees for structuring this transaction and arranging the sale. These fees will be, in part, dependent on the amount third parties are willing to pay for membership interests in excess of the Purchase Price per Unit and the amount of membership interests sold. There can be no assurance, however, that any membership interests in the Purchaser will be sold or at what price.

	9. 	Certain Information Concerning the Partnership.

	Information included herein concerning the Partnership is derived from the Partnership and its publicly-filed reports. Additional financial and other information concerning the Partnership is contained in the Partnership's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the Commission. Such reports and other documents may be examined and copies may be obtained from the public reference facilities maintained at the principal offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at the Commission's World Wide Web site at http://www.sec.gov. Copies should be available by mail upon payment of the Commission's customary charges by writing to the Commission's principal offices at 450 Fifth Street, N.W., Washington, D.C. 20549. The Purchaser disclaims any responsibility for the information included in such reports and extracted in this Offer to Purchase.

	The Partnership's Assets and Business.

	The Partnership is a limited partnership formed in 1993, under the laws of the Commonwealth of Massachusetts. Its principal executive offices are located at 101 Arch Street, Boston, Massachusetts 02110. Its telephone number is (617) 439-3911. The Partnership's fiscal year ends March 31st.

	The Partnership was formed to invest, as a limited partner, in other limited partnerships (referred to herein as "Local Limited Partnerships") each of which owns one or more leveraged low-income multifamily residential complexes ("Apartment Complexes" or "Properties") that are eligible for the low-income housing tax credit ("Low Income Housing Credit") enacted in the Tax Reform Act of 1986. Some of the Apartment Complexes benefit from one or more other forms of federal or state housing assistance. The Partnership's interest in profits and losses from normal operations and Low-Income Housing Credits in each Local Limited Partnership is equal to 77% to 99% of such items from that Local Limited Partnership, depending on the particular Local Limited Partnership. According to the Form 10-K, as of March 31, 1997, all of the net proceeds from the original offering of Units was invested in 10 Local Limited Partnerships. The Partnership does not anticipate making any additional investments.

	SLP, Inc. is the special limited partner in all 10 Local Limited Partnerships and is an affiliate of each General Partner of the Partnership. SLP, Inc. has certain rights and obligations in its role as special limited partner which permit SLP, Inc. to execute control over the management and policies of the Local Limited Partnerships.

	According to the Form 10-K, the stated investment objectives of the Partnership are to:

	1.	Provide investors with annual tax credits which they may use to reduce their federal income taxes;

	2.	Provide limited cash distributions from the operations of
apartment complexes; and

	3.	Preserve and protect the Partnership's capital.

	Generally, Low-Income Housing Credits are available over a ten year period from the date the Apartment Complex is placed in service (referred to herein as the "Credit Period"). Each of the Local Limited Partnerships in which the Partnership has acquired an interest has been allocated by the relevant state credit agency the authority to recognize Low-Income Housing Credits to be claimed during the Credit Period provided that the Local Limited Partnership satisfies the rent restriction, minimum set-aside and other requirements for eligibility for the Low-Income Housing Credits at all times during the 15-year period commencing at the beginning of the Credit Period (the "Compliance Period"). Once a Local Limited Partnership has become eligible to receive Low-Income Housing Credits, it may lose such eligibility and suffer an event of "recapture" if (i) the Local Limited Partnership ceases to meet qualification requirements, (ii) there is a decrease in the qualified basis of the projects, or (iii) there is a reduction in the taxpayer's interest in the project at any time during the 15-year period that began with the first tax year of the credit period. According to the Form 10-K, none of the Local Limited Partnerships in which the Partnership has acquired an interest has suffered an event of recapture.

	According to the Form 10-K, the Partnership generated Low-Income Housing Credits per Unit of $141.98 and $89.72 per Unit, during the calendar years
1996 and 1995, respectively. The 1994 Low-Income Housing Credits per Unit were allocated to investors based on the individual Limited Partner's admission date to the Partnership. Low-Income Housing Credits are not available for a property until the property is placed in service and its apartment units are occupied by qualified tenants. In the first year the Low-Income Housing Credit is claimed, the allowable credit amount is determined using an averaging convention to reflect the number of months that units comprising the qualified basis were occupied by qualified tenants during the year. To the extent that the full amount of the annual credit is not allocated in the first year, an additional credit in such amount is available in the 11th taxable year.

	According to the Form 10-K, as of December 31, 1995, all of the properties had been placed in service, and generated Low-Income Housing Credits in 1995. Some of the properties had less than a full year of operations in the period ended December 31, 1995. They were subject to the averaging convention mentioned above and therefore, the Partnership did not receive a full allocation of Low-Income Housing Credits with respect to those properties in 1995. According to the Form 10-K, the annual Low-Income Housing Credits per Limited Partnership Unit have stabilized at approximately $142 per Unit, as properties have reached completion and have become fully leased. Since the Low-Income Housing Credits have stabilized, the annual amount allocated to investors is expected to remain the same for about seven years. In years eight through ten, the credits are expected to decrease as properties reach the end of the ten year credit period.

	According to the Form 10-K, as of March 31, 1997, there can be no assurance that the Partnership will achieve its investment objectives.

	No cash distributions were made during the year ended March 31, 1997. According to the Form 10-K, it is expected that cash available for distribution, if any, will not be significant in fiscal year 1998. As funds from temporary investments are paid to Local Limited Partnerships, interest earnings on those funds decrease. In addition, some of the properties benefit from some type of federal or state subsidy, and as a consequence, are subject to restrictions on cash distributions.

	The Partnership holds a 99% interest in profits and losses from normal operations and Low-Income Housing Credits in 6 Local Limited Partnerships, a 79.20% such interest in one Local Limited Partnership, a 77% such interest in one Local Limited Partnership and a 90% such interest in two Local Limited Partnerships; together these 10 Local Partnerships own 10 Apartment Complexes. Attached to this Offer to Purchase as Schedule II is a schedule of these Local Limited Partnerships (the "Local Limited Partnership Schedule"), including certain information concerning their respective Apartment Complexes. Attached to this Offer to Purchase as Schedule III is additional information concerning these Local Limited Partnerships and their Apartment Complexes, including information relating to mortgage encumbrances and accumulated depreciation.

All of the ten properties are complete, through initial lease up and operating satisfactorily.

	According to the Form 10-K, the duration of the Leases for the Properties owned by the Local Limited Partnerships range from six to twelve months. The General Partner believes the Properties are adequately covered by insurance.

	Selected Financial Data. Set forth below is a summary of certain financial data for the Partnership which has been excerpted from the Form 10-
K. More comprehensive financial and other information is included in such report and other documents filed by the Partnership with the Commission, and the following summary is qualified in its entirety by reference to such report and other documents and all the financial information and related notes contained therein.

Statements of Operations
For the Years Ended March 31, 1997, 1996 and 1995



                                    1997             1996            1995


Revenue:
	Investment                        $81,930         $419,359         $717,241
 Other                              18,606           92,354           46,261

		Total Revenue                    100,536          511,713          763,502

Expenses:
	Asset management fees,
 related party                     193,635          188,630          221,684

	General and administrative
 (includes reimbursement to
 an affiliate in the
 amounts of $108,120,
 $119,711 and $100,693 in
 1997, 1996 and 1995,
 respectively)                     195,069           192,506         207,900

	Amortization                       37,184            31,530          12,288

		Total Expenses                   425,888           412,666         441,872

Income (Loss) before equity in
losses of Local Limited
Partnerships                      (325,352)           99,047         321,630

Equity in losses of Local Limited
Partnerships                    (1,922,556)         (881,551)        (161,157)

Net Income (Loss)              $(2,247,908)         $782,504         $160,473

Net Income (Loss) allocated:
	To General Partners              $(22,479)          $(7,825)          $1,605
	To Limited Partners            (2,225,429)         (774,679)         158,868

                                $2,247,908)         $782,504         $160,473

Net Income (Loss) per Limited
 Partnership Unit
	(36,497 Units for the years
 ended March 31, 1997 and
 1996, and a weighted
 average of 28,884 Units for
 the year ended March 31,
 1995)                            $(60.98)           $(21.23)           $5.52

Summary Selected Financial Data.

				                             	March 31,			March 31,			March 31,		March 31,
					                               1997			     1996			     1995     			1994

Revenue	                          $	100,536 	$	511,713	   $	763,502	    $	60
Equity in losses of Local Limited
 Partnerships		                  (1,922,556)		(881,551)		  (161,157)		     -
Net income (loss)		              (2,247,908)		(782,504)		   160,473		(37,214)
Per Limited Partnership Unit (A)	   	(60.98)  		(21.23)	      	5.52	  	(6.02)
Cash, cash equivalents and marketable
 securities	                    	1,716,088		 3,781,596 		12,070,602		3,863,840
Investment in Local Limited
	Partnerships, at original cost	29,861,509		27,143,995  20,014,349 		2,087,172
Total assets (B)		              29,078,258		31,277,311		32,240,835		 6,000,179
Cash Distribution	                  	-         	-          	-            		-
Other data:
Passive loss (C)	              	(2,936,579)	(1,638,463)	 	(511,934)      		-
Per Limited Partnership Unit (C)	   (79.66)    	(44.44)	    (13.89)	      	-
Portfolio income (C)		             161,828		   764,632	   	628,323       		-
Per Limited Partnership Unit (C)	     4.39	      20.74	      17.04	       	-
Low-Income Housing Tax Credit (C) 5,234,045 		3,307,725		   313,289	      	-
Per Limited Partnership Unit (C)	    141.98	      89.72	       8.50      		-
Local Limited Partnership interests
	owned at end of period	                	10	         10	        	10      		1


(A)	Per Limited Partnership Unit data is based upon 36,497 units for the years ended March 31, 1997 and 1996, and a weighted average number of units outstanding of 28,774 and 6,123 for the year ended March 31, 1995 and the period December 6, 1993 to March 31, 1994, respectively.

(B)	Total assets include the net investment in Local Limited Partnerships.

(C)	Income Tax information is as of December 31, the year end of the Fund for income tax purposes. Per Limited Partnership Unit data is based upon the final investor closing held on July 29, 1994 for a total of 36,497 outstanding Units.

Allocations to individual investors for the tax year ended December 31, 1994 are based on the individual's admission date to the Fund.



Liquidity and Capital Resources.

	According to the Form 10-K, at March 31, 1997 the Partnership had cash and cash equivalents of $273,412 as compared to $71,715 at March 31, 1996. This increase was primarily attributable to proceeds from sales and maturities of marketable securities exceeding cash paid for investments in Local Limited Partnerships, the purchase of marketable securities and operating activities.

	According to the Form 10-K, the Partnership has working capital reserves in the form of marketable securities of approximately $1,549,000 at March 31, 1997.


	The Partnership also has restricted cash of $503,031 at March 31, 1997. These funds represent escrowed funds to be applied to future capital contributions to be made to one of the Local Limited Partnerships in which the Fund has invested. The funds are scheduled to be released on July 31, 1997.

	At March 31, 1997, the Partnership has committed to make future capital contributions and pay future purchase price installments on its investments in Local Limited Partnerships. These future payments are contingent upon the achievement of certain criteria as set forth in the Local Limited Partnership Agreement and total approximately $457,000.

	According to the Form 10-K, since the Partnership invests as a limited partner, the Partnership has no contractual duty to provide additional funds to Local Limited Partnerships beyond its specified investment. Thus, as of March 31, 1997, the Partnership had no contractual or other obligation to any Local Limited Partnership, which had not been paid or provided for, except as disclosed above.

Results of Operations.

1997 versus 1996.

	For the year ended March 31, 1997, the Partnership's operations resulted in a net loss of $2,247,908, as compared to $782,504 for the year ended March 31, 1996. According to the Form 10-K, the increase in net loss is attributable to an increase in equity in losses of Local Limited Partnerships and a decrease in investment and other income.

	According to the Form 10-K, the change in equity in losses of Local Limited Partnerships for the year ended March 31, 1997, as compared to the same period in 1996 is primarily attributable to the timing of construction completion. Since many of the properties were under construction during the year ended December 31, 1995, the results of operations for the period ended December 31, 1995 were not comparable to the results of operations for the year ended December 31, 1996.

1996 versus 1995.

	For the year ended March 31, 1996, the Partnership's operations resulted in a net loss of $782,504, as compared to net income of $160,473 for the year ended March 31, 1995. According to the Form 10-K, the change to a net loss position is attributable to an increase in equity in losses of Local Limited Partnerships and a decrease in investment income.

	According to the Form 10-K, the change in equity in losses of Local Limited Partnerships for the year ended March 31, 1996, as compared to the same period in 1995 is primarily attributable to an increase in the number of operational Local Limited Partnerships from five as of March 31, 1995 to ten as of March 31, 1996. The decline in investment income is due primarily to lower average cash balances, as a result of the Fund's investment in Local Limited Partnerships.

The Partnership Agreement.

	The General Partner of the Partnership is Arch Street VIII Limited Partnership. The General Partner and its affiliates have received or will receive certain types of compensation, fees or other distributions in connection with the operations of the Partnership. The arrangements for payment of compensation and fees set forth in the Partnership Agreement were not determined in arm's-length negotiations with the Partnership.

	In accordance with the Partnership Agreement, the Partnership is required to pay certain fees to and reimburse expenses of the General Partner and others in connection with the organization of the Fund and the offering of its Limited Partnership Units. Selling commissions, fees and accountable expenses related to the sale of the Units totaling $4,664,369 have been charged directly to Limited Partners' equity. In connection therewith, $2,828,918 of selling expenses and $1,835,451 of offering expenses incurred on behalf of the Partnership have been paid to an affiliate of the General Partner. The Fund may be required to pay a non-accountable expense allowance for marketing expense equal to a maximum of 1% of gross offering proceeds.
The Partnership has capitalized an additional $50,000 which was reimbursed to an affiliate of the General Partner. Total organization and offering expenses exclusive of selling commissions and underwriting advisory fees did not exceed 5.5% of the gross offering proceeds and organizational and offering expenses, inclusive of selling commissions and underwriting advisory fees, did not exceed 15.0% of the gross offering proceeds. Payments made and expenses reimbursed in the years ended March 31, 1997, 1996 and 1995, are as follows:

                                      		1997		     	1996         	1995
Organizational fees and expenses
	and selling expenses	                  $	-	     $	(5,832)   	$	3,958,903

	In accordance with the Partnership Agreement, the Partnership is required to pay acquisition fees to and reimburse acquisition expenses of the General Partner or its affiliates for selecting, evaluating, structuring, negotiating, and closing the Partnership's investments in Local Limited Partnerships. Acquisition fees total 6% of the gross offering proceeds. Acquisition expenses which include such expenses as legal fees and expenses, travel and communications expenses, costs of appraisals, accounting fees and
expenses, are totalled 1.5% of the gross offering proceeds.   Acquisition fees
totaling $2,189,820 for the closing of the Partnership's investments in Local Limited Partnership were paid to an affiliate of the General Partner. Acquisition expenses totaling $335,196 were reimbursed to an affiliate of the General Partner. Payments made and expenses reimbursement in the years ended March 31, 1997, 1996 and 1995 are as follows:

                                          1997          1996          1995

Acquisition fees and expenses             $888         $144,429    $2,068,027


	Pursuant to the Partnership Agreement, an affiliate of the General Partner is entitled to a fee (the "Asset Management Fee") for its services in connection with the administration of the affairs of the Partnership (including, without limitation, coordination of communications between the Partnership and Limited Partners and with the Local Limited Partnerships). The Asset Management Fee is payable annually and is calculated by multiplying 0.50% by the consumer price index and then multiplying the product by the gross proceeds of the offering. According to the Form 10-K, this formula currently results in the amount of .544% being multiplied by the gross proceeds of the offering. The Asset Management Fees during the years ended March 31, 1997, 1996 and 1995 are as follows:


                                      1997        1996        1995

Asset Management Fees               193,635      188,630      221,684


	According to the Partnership Agreement, the General Partner is also entitled to receive a subordinated disposition fee (the "Subordinated Disposition Fee") for services rendered in connection with the sale of a property or the sale of the Partnership's interest in a Local Limited Partnership. Payment of such fee shall be subordinated to the return of Limited Partners 6% return as set forth in the Partnership Agreement. Each Disposition Fee is equal to 1% of the sale price in respect of any such sale (including the principal amount of any mortgage loans and any related seller financing with respect to a property to which such sale is subject). For the year ended March 31, 1997, the General Partner did not earn any Subordinated Disposition Fee.

	According to the Form 10-K, the Partnership does not have any employees, but an affiliate of the General Partner is reimbursed for the cost of certain salaries and benefits expenses which are incurred by an affiliate of the General Partner on behalf of the Partnership. The reimbursements are based upon the size and complexity of the Partnership's operations. Reimbursements made in the years ended March 31, 1997, 1996 1995, are as follows:

                                      		1997    		   	1996    			1995

Salaries and benefits expense
 reimbursement	                    $	108,120     	$	119,711  	$	100,693

	Boston Financial Property Management ("BFPM"), an affiliate of the Managing General Partner, currently manages Beaverdam Creek, a property in which the Partnership has invested. The property management fee charged is equal to 4% of cash receipts. BFPM earned such fees in the amount of $27,556 and $11,388 of fees earned by BFPM for the years ended March 31, 1997 and 1996, respectively. Property construction was completed in September, 1995, as a result, no fees were earned prior to the year ended March 31, 1996.

	In accordance with the Partnership Agreement, the General Partner of the Partnership receives 1% of cash distributions made to partners. As of March
31, 1997, the Fund has not paid any  cash distributions to partners.

	In accordance with the Partnership Agreement, an affiliate of the General Partners (SLP, Inc.) is entitled to receive up to $10,000 from the sale or refinancing proceeds of each Local Limited Partnership, if such affiliate is still a limited partner of that Local Limited Partnership at the time of such transaction.

	The General Partner and its respective officers and directors, are each entitled to indemnification under certain circumstances from the Partnership pursuant to provisions of the Partnership Agreement. Generally, the General Partner is also entitled to reimbursement of expenditures made on behalf of the Partnership.

	In addition, under the terms of the Partnership Agreement, upon the removal of a General Partner by the Limited Partners or upon the occurrence of an "Event of Withdrawal", as defined in the Partnership Agreement, the removed General Partner may be entitled to receive the fair market value of its interest, which will be payable over a five-year period.

	10. 	Certain Information Concerning the Purchaser.

	The Purchaser was organized for the purpose of acquiring the Units pursuant to the Offer. The principal executive office of the Purchaser is at 101 Arch Street, Boston, Massachusetts 02110. The managing member of the Purchaser (the "Managing Member") is West Cedar Managing, Inc., a Massachusetts corporation. The directors of the Managing Member are Michael H. Gladstone, William E. Haynsworth and Jenny Netzer. The business address for each of Ms. Netzer and Messrs. Gladstone and Haynsworth is 101 Arch Street, Boston, Massachusetts 02110.

	For certain information concerning the executive officers and directors of the Managing Member, see Schedule I to this Offer to Purchase. The persons set forth on Schedule I, who effectively control the Purchaser, are also officers of Arch Street VIII, Inc. the general partner in control of Arch Street VIII Limited Partnership, the General Partner of the Partnership. Therefore, the Purchaser and Arch Street VIII, Inc. and Arch Street VIII Limited Partnership, subject to its fiduciary duties, may have a conflict of interest with respect to certain matters involving Limited Partners and/or the Partnership.

	Arch Street VIII, Inc. acquired a fractional Unit in the Partnership in 1993 as the initial limited partner of the Partnership in connection with the original formation of the Partnership. Except as otherwise set forth in this Offer to Purchase or Schedule I hereto, (1) neither the Purchaser, the Managing Member and, to the best of the Purchaser's knowledge, the persons listed on Schedule I, nor any affiliate of the foregoing beneficially owns or has a right to acquire any Units, (2) neither the Purchaser, the Managing Member and, to the best of the Purchaser's knowledge, the persons listed on
Schedule I, nor any affiliate thereof or director, executive officer or subsidiary of the Managing Member has effected any transaction in the Units within the past 60 days, (3) neither the Purchaser, the Managing Member and, to the best of the Purchaser's knowledge, any of the persons listed on
Schedule I, nor any director or executive officer of the Managing Member has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, (4) there have been no transactions or business relationships which would be required to be disclosed under the rules and regulations of the Commission between any of the Purchaser, the Managing Member, or, to the best of the Purchaser's knowledge, the persons listed on
Schedule I, on the one hand, and the Partnership or its affiliates, on the other hand, and (5) there have been no contracts, negotiations or transactions between the Purchaser, the Managing Member or, to the best of the Purchaser's knowledge, the persons listed on Schedule I, on the one hand, and the Partnership or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

	11.	Background Of The Offer.

	The purpose of the Offer is to allow Limited Partners who have a current or anticipated need or desire for liquidity to sell their Units.

	In early July 1997, representatives of the Purchaser met with representatives of the Partnership in order to discuss the Offer. The Partnership expressed concern that consummation of the Offer would cause it to be classified as a "publicly-traded partnership" (a "PTP") for federal income tax purposes and, therefor, suffer adverse tax consequences. To address this concern, the Purchaser agreed to retain a law firm to deliver a legal opinion to the Partnership that consummation of the Offer will not result in it being treated as a PTP

	The Purchaser requested the names and addresses of the Limited Partners from the Partnership in order to be able to have the Administrative Agent/Depositary mail this Offer to Purchase, the related Letter of Transmittal and other relevant material. On July 24, 1997, the Purchaser was notified that such materials were mailed at the Purchaser's expense and the Offer was commenced.

	12.	Source Of Funds.

	The Purchaser expects that an aggregate of approximately $7,300,000 (exclusive of fees and expenses) will be required to purchase the Units sought pursuant to the Offer, if tendered. The Purchaser presently contemplates that it will borrow all of such funds from one of its affiliates, on substantially the same economic terms and conditions that such affiliate borrows such funds under an existing credit facility that such affiliate has available to it with Fleet Bank of Massachusetts, N.A. (the "Lender").

	The existing credit agreement is among the Lender and an affiliate of the Purchaser. The interest rate is the "Prime Rate" (as publicly announced by the Lender, from time to time) plus .125%, which is presently equal to 8.625% per annum or the "LIBOR Rate" (the annual rate of interest equal to 2.75% above LIBOR), as elected by such affiliate.

	The Purchaser expects to repay all amounts borrowed from its member by selling additional membership interests to persons or entities that have a need for the Tax Credits and/or tax losses from the Units. No plans or arrangements have been made with regard to the payment of periodic interest required by the terms of the loan. However, it is expected that if interest payments are due and payable, the Purchaser may borrow those funds from its affiliate(s).

	As an alternative, the Purchaser may seek financing from the Lender or other national banks on different terms.

	13.	 Purchase Price Considerations.

	The Purchaser has set the Purchase Price at $800.00 net per Unit. The Purchaser considered the recent trading prices for Units in the secondary market and the estimated present value of the expected remaining Low-Income Housing Credits in setting the offer price.

	The Form 10-K states that: "There is no public market for the Units and
it is not expected that a public market will develop."    At present,
privately negotiated sales and sales through intermediaries (e.g., through the trading system operated by Chicago Partnership Board, Inc. which publish sales by Limited Partners) are the only means available to Limited Partners to liquidate an investment in Units (other than the Offer) because the Units are not listed or traded on any exchange or quoted on any NASDAQ list or system. The Partnership maintains an internal database of all the Units traded, both through privately negotiated sales and through intermediaries. Chicago Partnership Board, Inc. also maintains a database of all Units which are sold through their services. Both the Partnership and Chicago Partnership Board, Inc. have provided the Purchaser with copies of the data relating the sales of Units from July 1, 1996 through June 30, 1997. The table below sets forth the high and low sales prices and the weighted average sales prices derived from the information provided by the Partnership and Chicago Partnership Board, Inc. for this period. It should be noted that trades over 20 Units tend to result in higher prices than smaller ones. The prices in the chart below are the "net" prices received by the sellers of Units after the payment of any sales commissions and transactions costs:

WEIGHTED AVERAGE AND HIGH AND LOW TRADING PRICES
THROUGH JUNE 30, 1997

                                                   CHICAGO PARTNERSHIP
PERIOD                   PARTNERSHIP DATA          BOARD, INC. DATA

                                     Weighted                  Weighted
                         High/Low    Average       High/Low    Average

April-June 97            $850/$765	  	$837         $780/$774   		$700

January-March 97         $803/$803	  	$803         No sales reported

October-December 96      $838/$772  		$807         No sales reported

July-September 96      $1,000/$825		  $839         No sales reported


Sales prices of Units may also be obtained from Partnership Spectrum, an independent third-party industry publication which reports such information; however, the gross sales prices reported by Partnership Spectrum do not necessarily reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported prices. Based on information provided to the Purchaser by the Partnership, for a typical 10 Unit trade, sales commissions generally range from 5% to 8.75% of the gross sales price of the Units and the transfer fee is $100. The Partnership Spectrum indicates that, for the period from April 1, 1997 through May 31, 1997, a total of 116 Units traded at per Unit prices between $854.80 and $848.36 with a weighted average of $850.27 per Unit. For the period fromFebruary 21, 1997 through March 31, 1997, a total of 8 Units traded at per Units prices between $850 and $850 with a weighted average of $850 per Unit. For the period from December 1, 1996 through January 31, 1997, a total of 139 Units traded at per Unit prices between $855.25 and $855.25 with a weighted average of $855.25 per Unit. For the period from October 1, 1996 through November 31, 1996, a total of 12 Units traded at per Units prices between $800 and $800 with a weighted average of $800 per Unit. For the period from August 1, 1996 through July 31, 1996, no Units traded.

	In view of the foregoing, the Purchaser believes that the Purchase Price compares favorably with the current weighted average secondary market prices.
In addition, the Purchaser believes that the Purchase Price is consistent with the estimated present value of the future Low-Income Housing Credits that a Limited Partner who chooses to remain in the Partnership may receive. The estimated aggregate present value of the Low-Income Housing Credits over the remaining nine years of the Credit Period is $800. This present value of the Low-Income Housing Credits was calculated by using a discount rate of 6.52%, which represents the rate for U.S. Treasury Strips maturing in November, 2010. According to the Form 10-K, all the properties invested in by the Partnership will have reached the end of the 15 year Low-Income Housing Credits Compliance Period in 2010.

	Limited Partners who sell Units pursuant to the Offer will receive a cash payment of $800.00 per Unit sold. In addition, Limited Partners who sell all their Units who have been unable to use the passive losses from the Partnership will be able to use those suspended passive losses, estimated to be up to $158 per Unit from the sale to offset any income of such Limited Partners, and will generate a long-term capital loss of approximately $42 per Unit. Alternatively, if Limited Partners keep their Units, it is possible that they will eventually receive proceeds when the properties are sold or refinanced. Additionally, if they keep their Units they may receive the tax benefit of their allocable share of passive losses plus a capital loss if they ultimately do not receive a return of their original capital. See Section 6 ("Certain Federal Income Tax Consequences").

	The Purchase Price represents the price at which the Purchaser is willing to purchase Units. Other measures of the value of the Units may be relevant to Limited Partners. Limited Partners are urged to consider carefully all of the information contained herein and consult with their own advisors, tax, financial or otherwise, in evaluating the terms of the Offer before deciding whether to tender Units.

	14.	Conditions of the Offer.

	Notwithstanding any other provisions of the Offer and in addition to (and not in limitation of) the Purchaser's rights to extend and amend the Offer at any time in its sole discretion, the Purchaser shall not be required to accept for payment, subject to Rule 14e-1(c) under the Exchange Act, any tendered Units and may terminate the Offer as to any Units not then paid for if, prior to the Expiration Date, (i) the Purchaser shall not have confirmed to its reasonable satisfaction that, upon purchase of the Units pursuant to the Offer, the Purchaser will have full rights to ownership as to all such Units and the Purchaser will become the transferee of the purchased Units for all purposes under the Partnership Agreement, (ii) the Purchaser shall not have confirmed to its reasonable satisfaction that, upon the purchase of the Units pursuant to the Offer, the Transfer Restrictions will have been satisfied, or (iii) all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, necessary for the consummation of the transactions contemplated by the Offer shall not have been filed, occurred or been obtained. Furthermore, notwithstanding any other term of the Offer, the Purchaser will not be required to accept for payment and may terminate or amend the Offer as to such Units if, at any time on or after the date of the Offer and before the Expiration Date, any of the following conditions exist:

	(a) 	there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or the over-the-counter market in the United States, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (iii) the commencement or escalation of a war, armed hostilities or other national or international crisis involving the United States, (iv) any limitation (whether or not mandatory) imposed by any governmental authority on, or any other event that might have material adverse significance with respect to, the nature or extension of credit by banks or other lending institutions in the United States, or (v) in the case of any of the foregoing, a material acceleration or worsening thereof; or

	(b) 	any material adverse change (or any condition, event or
development involving a prospective material adverse change) shall have occurred or be likely to occur in the business, prospects, financial condition, results of operations, properties, assets, liabilities, capitalization, partners' equity, licenses, franchises or businesses of the Partnership and its subsidiaries taken as a whole; or

	(c) 	there shall have been threatened, instituted or pending any
action, proceeding, application, audit, claim or counterclaim by any government or governmental authority or agency, domestic or foreign, or by or before any court or governmental, regulatory or administrative agency, authority or tribunal, domestic, foreign or supranational, which (i) challenges the acquisition by the Purchaser of the Units or seeks to obtain any material damages as a result thereof, (ii) makes or seeks to make illegal, the acceptance for payment, purchase or payment for any Units or the consummation of the Offer, (iii) imposes or seeks to impose limitations on the ability of the Purchaser or any affiliate of the Purchaser to acquire or hold or to exercise full rights of ownership of the Units, including, but not limited to, the right to vote any Units purchased by them on all matters,
(iv) may result in a material diminution in the benefits expected to be derived by the Purchaser or any of their affiliates as a result of the Offer,
(v) requires divestiture by the Purchaser of any Units, (vi) might materially adversely affect the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Partnership or the Purchaser, or (vii) challenges or adversely affects the Offer; or

	(d) 	there shall be any action taken, or any statute, rule, regulation, order or injunction shall have been enacted, promulgated, entered, enforced or deemed applicable to the Offer, or any other action shall have been taken, by any government, governmental authority or court, domestic or foreign, other than the routine application to the Offer of waiting periods that has resulted, or in the reasonable good faith judgment of the Purchaser could be expected to result, in any of the consequences referred to in clauses (i) through (vii) of paragraph (c) above; or

	(e)	the Partnership or any of its subsidiaries shall have authorized, recommended, proposed or announced an agreement or intention to enter into an agreement, with respect to any merger, consolidation, liquidation or business combination, any acquisition or disposition of a material amount of assets or securities, or any comparable event, not in the ordinary course of business consistent with past practices; or

	(f) 	the failure to occur of any necessary approval or authorization by any federal or state authorities necessary to the consummation of the purchase of all or any part of the Units to be acquired hereby, which in the reasonable judgment of the Purchaser in any such case, and regardless of the circumstances (including any action of the Purchaser) giving rise thereto, makes it inadvisable to proceed with such purchase or payment; or

	(g) 	Purchaser shall become aware that any material right of the
Partnership or any of its subsidiaries under any governmental license, permit or authorization relating to any environmental law or regulation is reasonably likely to be impaired or otherwise adversely affected as a result of, or in connection with, the Offer; or

	(h) 	the Partnership or any of its General Partners shall have amended, or proposed or authorized any amendment to, the Partnership Agreement or the Purchaser shall have become aware that the Partnership or any of its General Partners have proposed any such amendment.

	The foregoing conditions are for the sole benefit of the Purchaser and its affiliates and may be asserted by the Purchaser regardless of the circumstances (including, without limitation, any action or inaction by the Purchaser or any of its affiliates) giving rise to such condition, or may be waived by the Purchaser, in whole or in part, from time to time in its sole discretion. The failure by the Purchaser at any time to exercise the foregoing rights will not be deemed a waiver of such rights, which will be deemed to be ongoing and may be asserted at any time and from time to time. Any determination by the Purchaser concerning the events described in this Section 14 will be final and binding upon all parties.

	15.	Certain Legal Matters.

	Except as set forth in this Offer to Purchase, based on its review of publicly available filings by the Partnership with the Commission and other publicly available information regarding the Partnership, the Purchaser is not aware of any licenses or regulatory permits that would be material to the business of the Partnership, taken as a whole, and that might be adversely affected by the Purchaser's acquisition of Units as contemplated herein, or any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to the acquisition of Units by the Purchaser pursuant to the Offer as contemplated herein, other than the filing of a Tender Offer Statement on Schedule 14D-1 (which has been filed) and any required amendments thereto. Should any such approval or other action be required, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the Partnership's business, or that certain parts of the Partnership's or the Purchaser's businesses might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or action in the event that such approvals were not obtained or such actions were not taken.

	Appraisal Rights. Limited Partners will not have appraisal rights as a result of the Offer.

	State Anti-takeover Laws. A number of states have adopted anti-takeover laws which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations or other entities which are incorporated or organized in such states or which have substantial assets, securityholders, principal executive offices or principal places of business therein. Although the Purchaser has not attempted to comply with any state anti-takeover statutes in connection with the Offer, the Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer and nothing in this Offer to Purchase nor any action taken in connection therewith is intended as a waiver of such right. If any state anti-takeover statute is applicable to the Offer, the Purchaser might be unable to accept for payment or purchase Units tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, the Purchaser may not be obliged to accept for purchase or pay for any Units tendered.

	ERISA. By executing and returning the Letter of Transmittal, a Limited Partner will be representing that either (a) the Limited Partner is not a plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or Section 4975 of the Code, or an entity deemed to hold "plan assets" within the meaning of 29 C.F.R. ss.2510.3-101 of any such plan; or (b) the tender and acceptance of Units pursuant to the Offer will not result in a nonexempt prohibited transaction under Section 406 of ERISA or
Section 4975 of the Code.

	Margin Requirements. The Units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, those regulations generally are not applicable to the Offer.

	Antitrust. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules and regulations that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the Antitrust Division of the Department of Justice and the FTC and certain waiting period requirements have been satisfied. The Purchaser does not believe any filing is required under the HSR Act with respect to its acquisition of Units contemplated by the Offer.

	16.	Certain Fees and Expenses.

	Except as set forth in this Section 16, the Purchaser will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Units pursuant to the Offer. The Purchaser has retained The Herman Group, Inc., of Dallas, Texas to act as Administrative Agent/Depositary in connection with the Offer. The Purchaser will pay to the Administrative Agent/Depositary reasonable and customary compensation for its services, plus reimbursement for certain reasonable out-of-pocket expenses, and has agreed to indemnify it against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws. The Purchaser will also pay all costs and expenses of printing and mailing the Offer and its legal fees and expenses.

	17.	Miscellaneous.

	The Offer is being made to all Limited Partners to the extent their names and addresses are reflected on the books and records of the Partnership. The Purchaser is not aware of any state in which the making of the Offer is prohibited by administrative or judicial action pursuant to a state statute. If the Purchaser becomes aware of any state where the making of the Offer is so prohibited, the Purchaser will make a good faith effort to comply with any such statute or seek to have such statute declared inapplicable to the Offer. If, after such good faith effort, the Purchaser cannot comply with any applicable statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) Limited Partners in such state.

	Pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, the Purchaser has filed with the Commission a Tender Offer Statement on Schedule 14D-1, together with exhibits, furnishing certain additional information with respect to the Offer. Such statement and any amendments thereto, including exhibits, may be inspected and copies may be obtained at the same places and in the same manner as set forth with respect to information concerning the Partnership in Section 9 ("Certain Information Concerning the Partnership") (except that they will not be available at the regional offices of the Commission).

	No person has been authorized to give any information or make any representation on behalf of the Purchaser not contained herein or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

	Oldham Institutional Tax Credits
							LLC


July 24, 1997



APPENDIX A
GLOSSARY OF DEFINED TERMS

	"Administrative Agent/Depositary" means The Herman Group, Inc., of
Dallas, Texas.

	"Assignee" means a person or entity who has purchased Units but is not recognized on the books and records of the Partnership as a registered holder of such Units.

	"Beneficial Owner" means a Limited Partner in the case of Units owned by Individual Retirement Accounts or Keogh plans.

	"Business Day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time, and any time period of business days will be computed in accordance with Rule 14d-1(c)(6) under the Exchange Act.

	"Code" means the Internal Revenue Code of 1986, as amended.

	"Commission" means the Securities and Exchange Commission.

	"Credit Period" has the meaning set forth in Section 9.

	"ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

	"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

	"Expiration Date" has the meaning set forth in Section 1.

	"Form 10-K" means the Partnership's Form 10-K for the fiscal year ended March 31, 1997.

	"FTC" means the Federal Trade Commission.

	"General Partner" means Arch Street VIII Limited Partnership, a Massachusetts limited partnership.

	"HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

	"IRA" means an individual retirement account.

	"Limited Partner" means any person who is a limited partner, whether an Initial Limited Partner, the Original Limited Partner, an Additional Limited Partner or any other person or entity who is admitted as a Substituted Limited Partner, at the time of reference thereto, in such person's or entity's capacity as a limited partner of the Partnership.

	"Limited Partnership Interest" means the ownership interest of a Limited Partner, including its interest in distributions, including liquidating distributions, and profits and losses of the Partnership and all of its other rights, duties and obligations under the Partnership Agreement.

	"Low-Income Housing Credits" means any tax credits allowed under Section 42 of the Code for qualified low-income housing property.

	"Managing Member" means West Cedar Managing, Inc., a Massachusetts corporation and the managing member of the Purchaser.

	"NASD" means the National Association of Securities Dealers, Inc.

	"Offer" has the meaning set forth in the Introduction.

	"Offer to Purchase" means this Offer to Purchase dated April 10, 1997.

	"Partnership" means Boston Financial Tax Credit Fund VIII, A Limited Partnership, a Massachusetts limited partnership.

	"Partnership Agreement" means the Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of December 6, 1993, as amended to date, by and among Arch Street VIII Limited Partnership, a Massachusetts limited partnership, as General Partner, Arch Street VIII, Inc., as Original Limited Partner of the Partnership and those persons or entities admitted to the Partnership from time to time as Limited Partners.

	"Purchase Price" has the meaning set forth in the Introduction.

	"Purchaser" means Oldham Institutional Tax Credits LLC, a Massachusetts limited liability company and an affiliate of the General Partner.

	"Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

	"Substituted Limited Partner" means any person or entity admitted to the Partnership as a Limited Partner pursuant to the provisions of Section 7.3 of the Partnership Agreement.

	"Tax Credits" means Rehabilitation Tax Credits and Low-Income Housing
Credits.

	"TIN" means taxpayer identification number.

	"Transfer Restrictions" has the meaning set forth in Section 2.

	"UBTI" means unrelated business taxable income.

	"Unit" means a unit of limited partner interest in the Partnership, representing a cash contribution of $1,000 to the capital of the Partnership. Reference to a majority, or specified percentage, in the interest of the Limited Partners means Limited Partners who, in the aggregate, own greater than 50%, or such specified percentage, respectively, of the total number of Units.




SCHEDULE I
EXECUTIVE OFFICERS AND DIRECTORS OF WEST CEDAR MANAGING, INC.



	Set forth below is the name, current business address, present principal occupation, and employment history for at least the past five years of each executive officer and director of WEST CEDAR MANAGING, INC. (the "Managing Member"). Each person listed below is a citizen of the United States.

	The principal officers and directors of West Cedar Managing, Inc. are:

Jenny Netzer
President and Treasurer

William E. Haynsworth
Managing Director, Chief Operating
Officer

Michael H. Gladstone
Managing Director

Paul F. Coughlan
Vice President

Peter G. Fallon, Jr.
Vice President

Randolph G. Hawthorne
Vice President


	The Managing Directors of West Cedar Managing, Inc. comprise its board of directors and also collectively perform the function of chief executive officer of West Cedar Managing, Inc. Each Managing Director will serve as a director of West Cedar Managing, Inc. until his or her successor is elected and qualified. All the above-officers occupy executive positions in The Boston Financial Group Limited Partnership ("Boston Financial"), an affiliate of the Purchaser.

	Jenny Netzer, age 41, is a graduate of Harvard University (B.A., 1976) and received a Master's in Public Policy from Harvard's Kennedy School of Government in 1982. She jointed Boston Financial in 1987 and is a Senior Vice President leading the Institutional Tax Credit Team, which is responsible for developing, marketing and managing institutional tax credit products. Previously, she led the company's new business initiatives, helping guide the company's efforts in the areas of publicly-traded real estate securities and senior housing. She is also a member of the Senior Leadership Team of Boston Financial, which is responsible for strategic direction of the company. Previously Ms. Netzer managed the firm's Asset Management division. Before joining Boston Financial, she was Deputy Budget Director for the Commonwealth of Massachusetts. Ms. Netzer was also Assistant Controller at Yale University and has been a member of the Watertown Zoning Board of Appeals.

	William E. Haynsworth, age 57, graduated from Dartmouth College and Harvard Law School. Mr. Haynsworth was Acting Executive Director of the Massachusetts Housing Finance Agency, where he was also General Counsel, prior to becoming a Vice President of Boston Financial in 1977 and a Senior Vice President in 1986. He has also served as Director of Non-Residential Development of the Boston Redevelopment Authority and as an associate of the law firm of Goodwin, Procter & Hoar in Boston. Mr. Haynsworth is a member of the Senior Leadership Team and Board of Directors of Boston Financial, and is the senior executive responsible for structuring and acquiring real estate investments.

	Michael H. Gladstone, age 41, graduated from Emory University (B.A.
1978) and Cornell University (J.D., MBA 1982). He joined Boston Financial in 1985, and currently serves as a Vice President and the company's General Counsel. Mr. Gladstone is also a member of the Senior Leadership Team. Prior to joining Boston Financial, Mr. Gladstone was associated with the law firm of Herrick & Smith. Mr. Gladstone is a member of the National Realty Committee and serves on the advisory board to the Housing and Development Reporter, a national publication on housing issues.

	Paul F. Coughlan, age 53, is a graduate of Brown University (A.B., 1965) and served in the United States Navy before entering the securities business in 1969. He was employed as an investment broker by Bache & Company until 1972, and then by Reynolds Securities Inc. He joined Boston Financial in 1975 as a Vice President in the real estate investment marketing area and was named a Senior Vice President in 1986. Mr. Coughlan is a member of the Institutional Tax Credit Team with responsibility for the marketing of real estate investments.

	Peter G. Fallon, Jr., age 59, graduated from the College of the Holy Cross (B.S. 1960) and Babson College (M.B.A., 1965). He joined Boston Financial in 1970, shortly after its formation, and is currently a Senior Vice President and a member of the Institutional Tax Credit Team with responsibility for the marketing of real estate investments.

	Randolph G. Hawthorne, age 46, is a graduate of Massachusetts Institute of Technology and Harvard Graduate School of Business. He has been associated with Boston Financial since 1973 and has served as the Treasurer of Boston Financial and manager of the company's Investment Real Estate division. Currently a Senior Vice President of Boston Financial, Mr. Hawthorne's primary responsibility is structuring and acquiring real estate investments and development new business opportunities. He also serves on the Board of Directors of Boston Financial. Mr. Hawthorne currently serves as Chairman of the National Multi-Housing Council and is a former President of the National Housing and Rehabilitation Association. He is also a member of the Urban Land Institute's Multifamily Residential Council and a member of the Advisory Board of the University of California, Berkeley Real Estate Center.


	          								SCHEDULE II
								Local Limited Partnership Schedule

                                             Capital Contributions      Mtge. loans             Occupancy
Local Limited Partnership   Number     Total Committed    Paid Through  payable       Type of   at
Property Name                 Of        at March 31,      March 31,     December 31,  Subsidy*  March 31,
Property Location           Apt. Units     1997           1997           1996                   1997


Green Wood Apartments,
	a Limited Partnership
Green Wood Apartments
Gallatin, TN  	            164	        $3,825,916	        $3,825,916	    $5,268,002	  None	      90%

Webster Court Apartments
	a Limited Partnership
Webster Court Apartments
Kent, WA		                  92	         2,318,078	         2,318,078	     2,890,712	  None	      89%

Springwood Apartments
	a Limited Partnership <F1>
Springwood Apartments
Tallahassee, FL	           113	         2,504,393	         2,504,393	     3,966,075	  None	      97%

Meadow Wood Associates
of Pella, a Limited Partnership
Meadow Wood of Pella
Pella, IA		                 30	           893,808	           893,808	     1,151,128	  Section 8	 96%

RMH Associates, a Limited
	Partnership <F1>
Hemlock Ridge
Livingston Manor, NY	      100	         1,697,298	         1,697,298	     2,224,315	  Section 8 	91%

Pike Place, a Limited
	Partnership <F1>
Pike Place
Fort Smith, AR	            144	         1,915,328	         1,915,328	     3,362,591	  None	      99%

<F1>
Boston Financial Tax Credits Fund VIII has 79.20% interest in Springwood Apartments,
L.P., a 77% interest in RMH Associates, L.P., and a 90% interest in Pike Place, L.P. and West
End Place, L.P.  The morgage payable balances represent 100% of the outstanding balances.

                								SCHEDULE II
								         Local Limited Partnership Schedule

                                        Capital Contributions           Mtge. loans                Occupancy
Local Limited Partnership  Number    Total Committed    Paid Through    payable at                 at
Property Name                 of     at March 31,       March 31,       December 31,   Type of     March 31,
Property Location        Apt. Units  1997               1997            1996           Subsidy*    1997

West End Place, a Limited
Partnership <F1>
West End Place
Springdale, AR	            120	      1,843,010	         1,843,010	      2,967,168	     None	        100%

Oak Knoll Renaissance, a
	Limited Partnership
Oak Knoll Renaissance
 Gary, IN	                 256	      4,922,412	         4,465,862	      5,479,042	     Section 8	   100%

Beaverdam Creek Associates,
	a Limited Partnership<F2>
Beaverdam Creek
Mechanicsville, VA	        120	      3,629,140	         3,629,140	      3,393,438	     None	        100%

Schickedanz Brothers Palm
	Beach Limited
Live Oaks Plantation
West Palm Beach, FL		      218	     	5,587,953		        5,587,953		     7,887,047     	None	         89%
                        			1,357	    $29,137,336	       $28,680,786		   $38,589,518

<F1>
(1)	Boston Financial Tax Credits Fund VIII has 79.20% interest in Springwood
Apartments, L.P., a 77% interest in RMH Associates, L.P., and a 90% interest in Pike Place, L.P. and West End Place, L.P. The mortgage payable balances represent 100% of the outstanding balances.

<F2>
(2)	The amount paid includes funds advanced under a promissory note agreement with Boston
Financial Tax Credit Fund VIII, a Limited Partnership.  *Section 8
This subsidy, which is authorized under Section 8 of Title II of the Housing and Community Development Act of 1974, allows qualified low-income tenants to pay 30% of their monthly income as rent with the balance paid by the federal government.


Boston Financial Tax Credit Fund VIII, A Limited Partnership
Schedule III - Real Estate and Accumulated Depreciation of Property owned by local Limited Partnerships
Which Registrant has invested at March 31, 1997

                     COST OF INTEREST AT ACQU'N DATE

DESCRIPTION         NUMBER    TOTAL                      BUILDINGS/
                       OF     ENCUMB-                    IMPROVE-
                      UNITS   BRANCES<F3>     LAND       MENTS &
                                                         EQUIPMENT

Low and
Moderate Income
Apartment
Complexes

Green Wood
Apartments
  Gallatin, TN      164       $5,268,002      $412,500  $ 7,774,612


Webster Court
  Apartments
  Kent, WA           92        2,890,712       296,423    5,003,633

Springwood
Apartments
Tallahassee,
FL(2)<F2>           113        3,966,075       296,280    2,937,028

Meadowwood of
Pella
  Pella, IA          30        1,151,128       101,910    1,135,077

Hemlock Ridge
   Livingston
   Manor, NY        100        2,224,315        42,368    6,327,906

Pike Place
Apartments
   Fort Smith,
   AR               144        3,362,591       312,000    5,336,336

West End Place
   Springdale,
AR                  120        2.967,168       250,000    4,681,280

Oak Knoll
Renaissance
  Gary, IN          256        5,479,042       1          1,346,557

Beaverdam Creek
Mechanicsville,
VA                  120        3,393,438       360,000      499,907

Live Oak
Plantation
  West Palm
Beach, FL           218        7,887,047     1,767,000     1,998,509


                    1357      $38,589,518    $3,838,482  $37,040,845

<F1>
(1) Total aggregate for Federal Income Tax purposes is approximatley $74,362,000.
<F2>
(2) Boston Financial Tax Credit Fund VIII has an 80% ownership interest in Springwood Apartments, A Limited Partnership
<F3>
*Mortgage notes payable generally represent non-recourse financing of low-income housing projects payable with terms of up to 40 years with interest payable at rates ranging from 5.65% to 10.62%. The Partnership has not guaranteed any of these mortgage notes payable.

                  GROSS AMOUNT AT WHICH CARRIED AT DECEMBER 31, 1996

                  NET
                  IMPROVEMENT                  BUILDINGS
                  CAPITALIZED                  AND                       ACCUMULATED
                  SUBSEQUENT TO                IMPROVE-                  DEPRECI-
DESCRIPTION       ACQUISITION      LAND        MENTS         TOTAL       ATION

Low and Moderate
Income
Apartment
Complexes

Green Wood
Apartments
   Gallatin, TN   $   662,116     $412,500     $8,436,728   $8,849,228      $   646,185

Webster Court
  Apartments
Kent, WA               10,461      296,423      5,014,094   $5,310,517        2,968,504

Springwood
Apartments
Tallahassee,
FL(2)<F2>           4,248,155      296,280      7,185,183   $7,481,463          747,191

Meadowwood of
Pella
  Pella, IA           789,977       88,909      1,938,055   $2,026,964           89,977

Hemlock Ridge
   Livingston
Manor, NY           1,745,603       42,368      8,073,509   $8,115,877          655,708

Pike Place
Apartments
   Fort Smith,
AR                         0       312,000      5,336,336   $5,648,336          431,656

West End Place
   Springdale,
   AR                      0       250,000      4,681,280   $4,931,280          363,737


oak Knoll
Renaissance
  Gary, IN          9,157,842      222,591     10,281,809   $10,504,40          573,532

Beaverdam Creek
Mechanicsville,
VA                  6,669,126    1,250,365      6,278,668   $7,529,033          343,626

Live Oak
Plantation
  West Palm
Beach, FL         10,199,211     1,792,680     12,172,040   $13,964,720         497,671

                 $33,482,491     $4,964,116    $69,397,702  $74,361,818<F1>  $4,647,787

<F1>
(1) Total aggregate for Federal Income Tax purposes is approximately $74,362,000.
<F2>
(2) Boston Financial Tax Credit Fund VIII has an 80% ownershp interest in Springwood Apartments, A Limited Partnership
<F3>
*Mortgage notes payable generally represent non-recourse financing of low-income housing projects payable with terms of up to 40 years with interest payable at rates ranging from 5.65% to 10.62%. The Partnership has not guaranteeed any of these mortgage notes payable.

                                  LIFE ON
                                  WHICH
                                  DEPRECIATED
                    DATE          IS COMPUTED         DATE
                    BUILT         (YEARS)             ACQUIRED

Low and Moderate
Income
Apartment
Complexes

Green Wood
Apartments
Gallatin,
TN                   2/95        10 & 30 years         3/02/94

Webster
Court
Apartments
Kent, WA             8/94        40&12 years           5/13/94

Springwood
Apartments
Tallahassee,
 FL(2)<F2>           9/95        10 & 30 years        12/15/94

Meadowwood
of Pella
  Pella, IA          8/95        Useful Lives          6/30/94

Hemlock
Ridge
Livingston
Manor, NY            5/95        Useful Lives          4/29/94

Pike Place
Apartments
   Fort
Smith, AR           12/94        7 & 27.5 years        1/31/94

West End
Place
Springdale,
AR                  12/94        7 & 27.5 years        1/12/94

Oak Knoll
Renaissance
  Gary, IN          11/95        Useful Lives         11/01/94

Beaverdam
Creek
Mechanicsvi
lle, VA              9/95        Useful Lives         11/16/94

Live Oak
Plantation
  West Palm
Beach, FL           11/95        Uuseful Lives         6/28/94

<F1>
(1) Total aggregate for Federal Income Tax purposes is approximately
$74,362,000.
<F2>
(2) Boston Financial Tax Credit Fund VIII has an 80% ownership interest in Springwood Apartments, A Limited Partnership

<F3>
*Mortgage notes payable generally represent non-recourse financing of low-income housing projects payable with terms of up to 40 years with interest payable at rates ranging from 5.65% to 10.62%. The Partnership has not guaranteed any of these mortgage notes payable.



Boston Financial Tax Credit Fund VIII, A Limited Partnership
Schedule III - Real Estate and Accumulated Depreciation of Property owned by Local Limited Partnerships
Which Registrant has invested at March 31, 1997
(continued)


A reconciliation of the carrying amount of real estate and accumulated depreciation for the years ended December 31, 1996, 1995 and 1994

Real Estate
Investments

                                 1996           1995            1994







Balance at beginning of period   $74,142,268    $40,879,327    $

Additions during period              219,550     33,262,941     40,879,32

Less retirements during period             0              0             0

Balance at close of period       $74,361,818     $74,142,268    $40,879,327


Accumulated
Depreciation                    1996             1995           1994

Balance at beginning of period  $1,959,465       $  174,709     $

Depreciation                     2,688,322        1,784,756      174,709

Less retirements                         0                0            0

Balance at close of period      $4,647,787       $1,959,465     $174,709

Questions on the Offer to Purchase may be directed to the Purchaser at the toll-free number below. Facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. Questions on and requests for assistance in completing the documentation or requests for additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be directed to the Administrative Agency/Depositary by calling the toll free number below. The Letter of Transmittal and any other required documents should be sent or delivered by each Limited Partner to the Administrative Agent/Depositary at its address set forth below. To be effective, a duly completed and signed Letter of Transmittal must be received by the Administrative Agent/Depositary at the address set forth below before 12:00 midnight, Eastern Time, on Thursday, August 21, 1997. For additional information with regard to the Offer to Purchase, call the Purchaser at the number set forth below.

For Additional Information with regard to the Offer to Purchase Call:

Oldham Institutional Tax Credits LLC

(800) 829-9213, extension 12
101 Arch Street
Boston, Massachusetts  02110

For Assistance in Completing the Letter of Transmittal and Related Documentation or Additional Copies of the Offer to Purchase, Letter of Transmittal and Related Documents contact:

 The Herman Group, Inc.
2121 San Jacinto Street
26th Floor
Dallas, Texas  75201
Telephone:  (800) 243-8440
Facsimile:  (214) 999-9323 or (214) 999-9348


Return Letter of Transmittal and other Related Documents
By Mail/Hand or Overnight Delivery:

Administrative Agent/Depositary

The Herman Group, Inc.
2121 San Jacinto Street
26th Floor
Dallas, Texas  75201
Telephone:  (800) 243-8440
Facsimile:  (214) 999-9323 or (214) 999-9348